AGL

02 SEP 10 AM 12: 14

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

111 Pacific Highway North Sydney
PO Box 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

2 September 2002

02049916

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Attention Mr Michael Coco

Dear Sir

Re: The Australian Gas Light Company
12g3-2(b) Information
File No 82-4797

Enclosed please find information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

If you have any questions or comments, please call the undersigned on +612 9922 8644.

Yours sincerely

LJ Fisk
Group Manager Corporate Services &
Company Secretary

dlw 9/17

AGL

02 SEP 10 AM 12: 14

Fax Cover Sheet

TO:	The Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	July 31, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	3

MESSAGE:

Re: AGL completes acquisition of Pulse Energy

Attached copy of media release on the above subject.

AGL

media release

31 July, 2002

AGL completes acquisition of Pulse Energy

The Australian Gas Light Company (AGL) today announced the completion of its acquisition of Pulse Energy, Utili-Mode and EdgeCap for a total cost of $801 million (plus working capital of $79 million).

With this acquisition complete, the AGL group now provides energy products and services to over 1.4 million natural gas consumers and 1.7 million electricity consumers in the eastern Australian markets. AGL holds an approximate total of 30% of the energy accounts in that region.

AGL Managing Director, Mr Greg Martin, said the acquisition placed AGL at the forefront of Australia's competitive energy industry.

AGL's strategy positions the Company as Australasia's leading energy business with interests principally in asset ownership and management, energy retailing and wholesaling.

"The Pulse purchase bridges the Victorian gas retailing gap that has been evident in AGL's portfolio for some time," said Mr Martin.

The acquisition gives AGL access to the major Victorian wholesale gas contract which has sufficient capacity to support Victorian customers as well as providing excess volumes to supplement the NSW market.

The Company also has the advantage of a flexible long term hedge arrangement with a major Victorian electricity generator which reduces AGL's exposure to wholesale electricity market risk, and contributes to the Company's competitiveness in retail energy markets.

AGL expects the acquisition to provide a lift of over $1 billion of revenue annually and also deliver a strong market presence across states as well as across energy sources.

"The Pulse and Utili-Mode businesses included excellent customer service infrastructure and a good team of people," Mr Martin added

These businesses will be integrated into AGL's business operations over coming months. The Pulse brand will be replaced by the AGL brand by September 2002.

The purchase has been partly funded by a debt reduction exercise that allows AGL to remain close to its target gearing level.

Earlier this month the Company raised $380 million via a placement of approximately 41.1 million fully paid ordinary shares to local and offshore institutions at $9.25 per share.

AGL also announced that all Australian and New Zealand Proprietors would be able to subscribe for up to $3,000 worth of shares at the placement price of $9.25, without incurring brokerage or other transaction costs, by way of a Share Purchase Plan ("SPP").

Following the acquisition and the equity raising, the Company's gearing is estimated to remain unchanged from the full year 2002 forecast of approximately 51.5% (2001 was 54.9%) Following a review of the acquisition and funding details, both Standard and Poor's and Moody's have confirmed that there will be no change to AGL's current ratings of A and A2 (outlook negative) respectively.

ENDS

For more information, please contact:

Jane McAloon

Group Manager External Affairs

02 9922 8349

0419 447 384

AGL

Fax Cover Sheet

TO:	The Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	July 30, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	2

MESSAGE:

Re: AGL Launches Domestic Bond

Attached copy of media release on the above subject.

Statement to the Australian Stock Exchange

30 July 2002

AGL Launches Domestic Bond

The Australian Gas Light Company Limited (AGL), announced today that it has issued A$150 million of domestic Medium Term Notes through the Commonwealth Bank of Australia.

AGL is seeking to extend its domestic yield curve with this issue, which matures on 15 September 2009.

The Bonds were issued on an underwritten basis at a re-offer rate of +79 over swap (excluding fees).

AGL is rated A by Standard & Poors and A2 (negative outlook) by Moody's Investor Services.

Settlement is expected on Thursday 1 August 2002.

For further information contact:

AGL	**Commonwealth Bank**
John Rutherford	**Geoff Martin**
612 9922 8588	**612 9312 0758**

AGL

02 SEP 10 AM 12: 14

FAXED 20/8/02

Fax Cover Sheet

TO:	The Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	August 20, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	5

MESSAGE:

Attached are two media releases relating to AGL's New Zealand subsidiary, Natural Gas Corporation Holdings Limited (NGC).

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

20 August 2002

News Media Release

$34.5 Million Profit Cements NGC Recovery

Natural Gas Corporation Holdings Limited (NGC) has continued its strong financial recovery, more than doubling its half year return to profit to post net earnings of $34.5 million for the year ended 30 June 2002.

NGC recorded a $301.6 million loss in 2001, but recovered rapidly to record a $16.1 million profit for the first half of the 2002 financial year. The Company also made an earlier than expected return to dividend payments, and today announced that it is adding a 3.5 cents per share final dividend (unimputed), to the 3 cents per share (unimputed) interim dividend declared in association with the half year result. The final dividend will be paid on 16 September 2002 to shareholders registered on 6 September 2002.

Announcing the annual result today, the Chairman, Mr Greg Martin, said, "The earnings improvement is founded on an outstanding performance by NGC's natural gas trading business, strong results from gas transportation and metering activities and a steady contribution from LPG trading. By contrast, the electricity generation and trading activities returned lower earnings for the year due to a substantial decline in wholesale electricity prices during the second half of the year."

The net earnings of $34.5 million were achieved after allowing for an after-tax abnormal loss of $22.7 million, comprising a loss of $41.5 million from electricity retailing activities in July 2001, before NGC's withdrawal from that business in August 2001. This item was offset by three abnormal gains, including an $8 million gas commitment fee receipt from Contact Energy. Excluding the abnormal items, earnings increased from $9.9 million in 2001 to $57.2 million.

Mr Martin said, "The 32.7% increase from $55.6 million to $73.8 million from continuing activities, excluding the now discontinued electricity retailing activities, further demonstrated the underlying cash flow and earnings generation strengths of NGC's ongoing businesses. Trading cash flows and proceeds from the electricity customer sales have been directed to debt reduction and servicing, amounting to $225.2 million."

He added that, "Due to last year's tax losses and prior year tax prepayments, NGC was unlikely to return to fully imputed dividend payments before the end of the 2004 financial year. However, the 6.5 cents per share dividend payment for the year equated to a distribution of all of NGC's net earnings, including a gross-up for corporate tax. This means that NGC's shareholders are receiving a similar level of net dividend."

The Chief Executive, Mr Phil James, said, "The key businesses of natural gas, LPG and infrastructure operations all recorded improved product volume sales and revenues, and earnings were assisted by a significant overall decline in operating and finance costs."

Mr James further commented, "The strong demand for natural gas and, in particular, the substantial requirements for gas-fired generation during the 2001 winter's hydro shortages, demonstrated the economic and energy supply importance of New Zealand's indigenous gas reserves.

"The role of gas in the energy supply mix has assumed a sharper focus with the Maui gas reserves redetermination process. I am pleased that, with the appointment of an independent expert to take the process to a conclusion, the industry should know the state of remaining reserves by the end of the year. That will allow NGC and other participants to plan their business strategies with greater confidence."

Mr James concluded by saying, "NGC recognised that the gas industry needed to evolve for the post-Maui supply environment. By working closely with other industry participants and customers, NGC is determined to ensure its gas infrastructure is fully capable of enabling change and helping the gas industry to continue to realise its full potential."

Contact: Keith FitzPatrick
Communications Manager
Natural Gas Corporation
Phone: 04 – 576 8804
Mobile: 027 443 8349

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax 64 4 576 8600
Website: www.ngc.co nz

20 August 2002

News Media Release

NGC to Sell Gas Retail Customers and Power Stations

Natural Gas Corporation Holdings Limited (NGC) announced today it intends to divest its gas retail customers and electricity generation assets as it looks to consolidate its role in the New Zealand energy market.

The decisions are an outcome of a six month review of NGC's future business direction.

Chief Executive, Phil James, said "Following NGC's withdrawal from electricity retailing in 2001, we no longer maintain the capability to serve small customers. With the recently established marketing alliance with Genesis Power, NGC no longer has a direct relationship with its retail gas customers, who receive all customer support services from Genesis and are supplied with gas under the Genesis brand.

"NGC will, however, continue to directly supply its larger commercial and industrial customers, who are outside the marketing alliance, as part of an increasing focus on business relationships at the wholesale level."

"Following a period of dialogue with interested parties in relation to NGC's generation assets we have ascertained that there is considerable interest in these assets. As we no longer have a natural hedge for our generation output, we have formed the view that these assets will be of greater value to those with a retail base."

NGC owns the 360 megawatt (MW) Taranaki Combined Cycle Power Station at Stratford and the 32MW Cobb Hydro Station near Nelson. It also has 50% interests in the 118MW Southdown Power Station and a 25MW cogeneration plant associated with the Company's Gas Treatment Plant at Kapuni. They have a combined total output of about 4,000 gigawatt hours (GWh) of electricity, representing approximately 12% of New Zealand's demand.

Mr James said the Southdown station was a joint venture business and was being considered separately to a divestment of the TCC and Cobb stations. NGC would most likely retain its interest in the Kapuni cogeneration plant because it was so closely linked to its gas processing operations.

"As we look ahead, we have concluded that as currently constituted, these assets can be realised to produce better value outcomes for us as we focus on our future role and position in the energy industry. Our sights are now firmly on developing our position in the energy infrastructure sector, particularly in gas and LPG transportation and supply, and in energy metering. We will naturally continue to look at value creating and positioning opportunities for us in the energy industry for our assets"

Mr James said NGC would be announcing further details of the divestment program in the near future.

Contact: Keith FitzPatrick
Communications Manager
Natural Gas Corporation
Phone: 04 – 576 8804
Mobile: 027 443 8349

AGL

02 SEP 10 AM 12: 16

Fax Cover Sheet

TO:	Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	August 19, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	9

MESSAGE:

Attached are Appendix 3Y notifications of changes in Director's Interests for the purposes of Section 205G of the Corporations Act.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GREGORY JOHN WALTON MARTIN
Date of last notice	11 APRIL 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15.08.02
No. of securities held prior to change	527,206
Class	ORDINARY
Number acquired	320
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9.25
No. of securities held after change	527,526

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID CHARLES KEITH ALLEN
Date of last notice	11 APRIL 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15.08.02
No. of securities held prior to change	37,004
Class	ORDINARY
Number acquired	320
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9.25
No. of securities held after change	37,324

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM JOHN REANEY
Date of last notice	11 APRIL 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15.08.02
No. of securities held prior to change	37,502
Class	ORDINARY
Number acquired	320
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9.25
No. of securities held after change	37,822

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MERVYN JOHN PHILLIPS
Date of last notice	11 APRIL 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15.08.02
No. of securities held prior to change	63,844
Class	ORDINARY
Number acquired	320
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9.25
No. of securities held after change	64,164

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2002

TIME: 10:46:36

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Independent Expert Appointed for Maui Gas Redetermination

AGL

02 SEP 10 AM 10:25

Fax Cover Sheet

TO:	The Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	August 16, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	2

MESSAGE:

Re: Independent Expert Appointed for Maui Gas Redetermination

Attached copy of media release on the above subject.

NATURAL GAS CORPORATION

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 0-4-576 8700
Fax: 0-4-576 8600

15 August 2002

NEWS MEDIA RELEASE

Independent Expert Appointed for Maui Gas Redetermination

Natural Gas Corporation Holdings Limited (NGC) said today an independent expert, Netherland, Sewell and Associates, of Dallas, Texas, has been appointed to determine the level of gas reserves remaining in the Maui field.

The appointment follows an agreement between the parties in June detailing a procedure for the reserves redetermination to proceed.

NGC Chief Executive, Phil James, said: "The expert appointed has the approval of the parties, and the agreed process for completing the redetermination was on track for a result by the end of the year.

"This is an important milestone that will lead to a firm conclusion on the Maui gas reserves. The gas industry will then have a much clearer picture of the overall gas supply position and participants will be able to develop their plans with greater confidence."

Contact: Keith FitzPatrick
Communications Manager
Phone: 04 – 576 8804
Mobile: 027 – 443 8349

AGL

Fax Cover Sheet

TO:	The Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	August ~~13~~ 15, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	~~3~~ 2

MESSAGE:

Re: Successful Subscription of Share Placement Plan

Attached copy of media release on the above subject.

AGL

media release

15 August 2002

Successful subscription of share placement plan

The Australian Gas Light Company ("AGL") today announced that its Australian and New Zealand Proprietors had responded very positively to the recent share purchase plan ("SPP") by subscribing for $95 million worth of shares.

AGL initiated the SPP following the successful placement of 41.1 million shares with institutional investors. The funds raised are being used to help fund the purchase of the Victorian retail businesses of Pulse Energy, Utilimode and Edgecap. All Australian and New Zealand Proprietors were able to subscribe for up to $2,960 worth of shares at the placement price of $9.25, without incurring brokerage or other transaction costs.

AGL's Chairman, John Phillips said that, "AGL was delighted with the response, particularly from its smaller Proprietors.

"AGL originally expected that the SPP would raise between $40 to $60 million and retained the right to scale back the number of shares issued to Proprietors if demand exceeded $80 million.

"Given the strong response, and so as not to disappoint our small holders, the AGL Board has decided there will be no scale back.

"This means that shares will be issued to all Proprietors who applied under the SPP by the specified closing date. The Company believes that the additional funds raised can be put to good use following the acquisition of the new Victorian gas and electricity business", Mr Phillips said.

For more information please contact:

Jane McAloon
Group Manager External Affairs
02 9922 8349
0419 447 384

Geoff Donohue
Manager Public Affairs
02 9922 8590
0402 060 751

AGL

02 SEP 10 ... 5

Fax Cover Sheet

TO:	Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	August 21, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	~~16~~ 5

MESSAGE:

PRELIMINARY FINAL STATEMENT AND DIVIDEND ANNOUNCEMENT

In accordance with the requirements of the Listing Rules, please find herewith our Preliminary Final Statement and Dividend Announcement, together with an associated Media Release.

Appendix 4B

~~Half yearly~~/preliminary final report

Introduced 30/6/2002.

Name of entity

The Australian Gas Light Company

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	~~Half year~~/financial year ended ('current period')
95 052 167 405		✓	**30 June 2002**

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A Million

Revenues from ordinary activities *(item 1.1)*	Down	**10.0 %**	to	**3,148.4**
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	Up	**66.5 %**	to	**192.1**
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	Gain (loss) of			**Nil**
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	**66.5 %**	to	**192.1**

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* ~~Interim dividend *(Half yearly report only - item 15.6)*~~	**27 ¢**	**16 ¢**
Previous corresponding period *(Preliminary final report - item 15.5~~; half yearly report - item 15.7~~)*	**27 ¢**	**16 ¢**

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

2 October 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

 # Significant items
Profit from ordinary activities after tax includes significant revenues and expenses as detailed in Attachment A.

~~**If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.**~~

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A Million	Previous corresponding period - $A Million
1.1	Revenues from ordinary activities *(see items 1.23 – 1.25)*	3,148.4	3,498.9
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(2,742.4)	(3,245.0)
1.3	Borrowing costs	(172.2)	(181.9)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	70.6	41.4
1.5	**Profit (loss) from ordinary activities before tax**	**304.4**	**113.4**
1.6	Income tax on ordinary activities *(see note 4)* *	(102.2)	(76.9)
1.7	**Profit (loss) from ordinary activities after tax**	**202.2**	**36.5**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	0.0	0.0
1.9	**Net profit (loss)**	**202.2**	**36.5**
1.10	Net profit (loss) attributable to outside +equity interests	(10.1)	78.9
1.11	**Net profit (loss) for the period attributable to members**	**192.1**	**115.4**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	0.0	0.0
1.13	Net exchange differences recognised in equity	7.7	12.3
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	0.0	0.0
1.15	Initial adjustments from UIG transitional provisions	0.0	0.0
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	7.7	12.3
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**199.8**	**127.7**

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	51.6 ¢	32.7 ¢
1.19	Diluted EPS	51.6 ¢	32.7 ¢

*** Item 1.6 Income tax on ordinary activities - refer Attachment C**

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A Million	Previous corresponding period - $A Million
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	202.2	36.5
1.21	Less (plus) outside +equity interests	(10.1)	78.9
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**192.1**	**115.4**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A Million	Previous corresponding period - $A Million
1.23	Revenue from sales or services	Refer Attachment B	
1.24	Interest revenue		
1.25	Other relevant revenue		
1.26	Details of relevant expenses		
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	204.1	166.0
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	7.4	0.0
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	0.0	0.0

Consolidated retained profits

		Current period - $A Million	Previous corresponding period - $A Million
1.30	Retained profits (accumulated losses) at the beginning of the financial period	564.6	635.3
1.31	Net profit (loss) attributable to members (*item 1.11*)	192.1	115.4
1.32	Net transfers from (to) reserves *(details if material)*	0.0	0.0
1.33	Net effect of changes in accounting policies	0.0	0.0
1.34	Dividends and other equity distributions paid or payable	(196.1)	(186.1)
1.35	**Retained profits (accumulated losses) at end of financial period**	**560.6**	**564.6**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A Million (a)	Related tax $A Million (b)	Related outside +equity interests $A Million (c)	Amount (after tax) attributable to members $A Million (d)
2.1	Amortisation of goodwill	10.5	0.0	0.0	10.5
2.2	Amortisation of other intangibles	5.2	0.0	0.0	5.2
2.3	**Total amortisation of intangibles**	15.7	0.0	0.0	15.7
2.4	Extraordinary items (details)	0.0	0.0	0.0	0.0
2.5	**Total extraordinary items**	**0.0**	**0.0**	**0.0**	**0.0**

Comparison of half year profits

(Preliminary final report only)

		Current year - $A Million	Previous year - $A Million
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	82.9	208.1
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	109.2	(92.7)

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A Million	As shown in last annual report $A Million	As in last half yearly report $A Million
	Current assets			
4.1	Cash	13.1	100.9	27.1
4.2	Receivables	702.0	690.6	553.0
4.3	Investments	0.0	0.0	0.0
4.4	Inventories	21.5	20.6	19.0
	Property, plant and equipment	10.6	81.7	20.8
	Intangibles	0.0	111.1	0.0
4.5	Tax assets	0.0	0.0	0.0
4.6	Other (provide details if material)	87.9	48.6	55.8
4.7	**Total current assets**	**835.1**	**1,053.5**	**675.7**
	Non-current assets			
4.8	Receivables	33.9	75.6	73.5
4.9	Equity accounted investments	446.6	576.1	583.5
4.10	Other investments	243.2	66.8	91.9
4.11	Inventories	0.0	3.1	0.6
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	0.0	0.0	0.0
4.13	Development properties (+mining entities)	0.0	0.0	0.0
4.14	Other property, plant and equipment (net)	3,041.7	2,753.9	2,911.1
4.15	Intangibles (net)	888.9	910.9	881.5
	Deferred expenditure	339.7	322.7	323.6
4.16	Tax assets	96.3	102.4	99.5
4.17	Other (provide details if material)	91.1	138.2	111.0
4.18	**Total non-current assets**	**5,181.4**	**4,949.7**	**5,076.2**
4.19	**Total assets**	**6,016.5**	**6,003.2**	**5,751.9**
	Current Liabilities			
4.20	Payables	494.7	539.2	371.0
4.21	Interest bearing liabilities	518.4	1,104.2	393.5
4.22	Tax liabilities	35.4	31.3	45.6
4.23	Provisions exc. tax liabilities	178.5	179.3	183.2
4.24	Other (provide details if material)	10.6	17.4	9.1
4.25	**Total current liabilities**	**1,237.6**	**1,871.4**	**1,002.4**
	Non-current liabilities			
4.26	Payables	0.0	0.0	0.0
4.27	Interest bearing liabilities	1,991.7	1,577.9	2,110.7
4.28	Tax liabilities	390.2	348.2	349.3
4.29	Provisions exc. tax liabilities	63.8	93.8	81.8
4.30	Other (provide details if material)	4.8	3.6	6.1
4.31	**Total non-current liabilities**	**2,450.5**	**2,023.5**	**2,547.9**
4.32	**Total liabilities**	**3,688.1**	**3,894.9**	**3,550.3**
4.33	**Net assets**	**2,328.4**	**2,108.3**	**2,201.6**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

	Equity			
4.34	Capital/contributed equity	382.1	359.7	371.5
4.35	Reserves	1,158.3	981.6	1,066.4
4.36	Retained profits (accumulated losses)	560.6	564.6	555.0
4.37	**Equity attributable to members of the parent entity**	**2,101.0**	**1,905.9**	**1,992.9**
4.38	Outside +equity interests in controlled	227.4	202.4	208.7
4.39	**Total equity**	**2,328.4**	**2,108.3**	**2,201.6**

4.40	Preference capital included as part of 4.37	0.0	0.0	0.0

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A Million	Previous corresponding period - $A Million
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**0.0**	**0.0**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A Million	Previous corresponding Period - $A Million
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**0.0**	**0.0**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A Million	Previous corresponding period - $A Million
	Cash flows related to operating activities		
7.1	Receipts from customers	3,679.7	3,783.9
7.2	Payments to suppliers and employees	(3,198.9)	(3,305.2)
7.3	Dividends received from associates	72.5	28.6
7.4	Other dividends received	0.0	0.0
7.5	Interest and other items of similar nature received	13.6	13.7
7.6	Interest and other costs of finance paid	(180.0)	(178.5)
7.7	Income taxes paid	(42.6)	(45.1)
7.8	Other (provide details if material)	0.0	0.0
7.9	**Net operating cash flows**	**344.3**	**297.4**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(415.4)	(376.5)
7.11	Proceeds from sale of property, plant and equipment	248.9	18.3
7.12	Payment for purchases of equity investments	(51.9)	(398.5)
7.13	Proceeds from sale of equity investments	5.7	18.3
7.14	Loans to other entities	(3.5)	(9.5)
7.15	Loans repaid by other entities	4.8	4.7
7.16	Other (provide details if material)	0.0	0.0
7.17	**Net investing cash flows**	**(211.4)**	**(743.2)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	191.4	268.5
7.19	Proceeds from borrowings	1,078.0	1,245.2
7.20	Repayment of borrowings	(1,299.3)	(719.3)
7.21	Dividends paid	(198.4)	(272.5)
7.22	Other (provide details if material)	0.0	0.0
7.23	**Net financing cash flows**	**(228.3)**	**521.9**
7.24	**Net increase (decrease) in cash held**	**(95.4)**	**76.1**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	100.7	22.6
7.26	Exchange rate adjustments to item 7.25.	0.5	2.0
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**5.8**	**100.7**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A Million	Previous corresponding period - $A Million
8.1	Cash on hand and at bank	8.4	26.7
8.2	Deposits at call	4.7	74.2
8.3	Bank overdraft	(7.3)	(0.2)
8.4	Other (provide details)	0.0	0.0
8.5	**Total cash at end of period** *(item 7.27)*	**5.8**	**100.7**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	9.7 %	3.2 %
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	9.1 %	6.1 %

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period	Previous corresponding Period
(a) Basic EPS	51.6 ¢	32.7 ¢
(b) Diluted EPS	51.6 ¢	32.7 ¢
(c) Weighted average number of ordinary shares outstanding used in calculation of basic and diluted EPS	372,262,991	353,034,919

NTA backing *(see note 7)*	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	**$3.17**	**$2.46**

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.	Date from which such profit has been calculated	
13.	*Profit (loss) from ordinary activities and extraordinary items after* tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	Record date to determine entitlements to the dividend (distribution)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4) #	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	Final dividend: Current year	27 ¢	16 ¢	5 ¢
15.5	Previous year	27 ¢	16 ¢	0 ¢
	(Half yearly and preliminary final reports)			
15.6	Interim dividend: Current year	25 ¢	19 ¢	0 ¢
15.7	Previous year	25 ¢	7 ¢	0 ¢

Current period 30 %
Previous corresponding period 34 %

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	52 ¢	52 ¢
15.9 Preference +securities	N/A	N/A

~~Half yearly report - interim dividend (distribution) on all securities *or*~~ Preliminary final report - final dividend (distribution) on all securities

	Current period $A Million	Previous corresponding Period - $A Million
15.10 +Ordinary securities *(each class separately)*	103.2	97.1
15.11 Preference +securities *(each class separately)*	N/A	N/A
15.12 Other equity instruments *(each class separately)*	N/A	N/A
15.13 Total	**103.2**	**97.1**

The +dividend or distribution plans shown below are in operation.

The Australian Gas Light Company Dividend Reinvestment Plan

The last date(s) for receipt of election notices for the +dividend or distribution plans	**2 October 2002**

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A Million	Previous corresponding period - $A Million
16.1 Profit (loss) from ordinary activities before tax	86.8	49.0
16.2 Income tax on ordinary activities	(16.2)	(7.6)
16.3 Profit (loss) from ordinary activities after tax	**70.6**	**41.4**
16.4 Extraordinary items net of tax	0	0.0
16.5 Net profit (loss)	**70.6**	**41.4**
16.6 Adjustments	0	0.0
16.7 Share of net profit (loss) of associates and joint venture entities	**70.6**	**41.4**

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A Million	Previous corresponding period - $A Million
Auscom Holdings Pty Limited	50.0	50.0	9.1	2.2
Australian Pipeline Trust	30.0	30.0	16.3	10.5
ActewAGL	50.0	50.0	43.2	26.3
Agility Clough Lucas	50.0	0.0	2.4	0.0
TrustPower Limited (a)	13.9*	13.9*	(0.8)	2.2
Other			0.4	0.2
17.2 Total			**70.6**	**41.4**
17.3 Other material interests				
CoMindico	24.0	20.6	0.0	0.0
TransACT	21.2	20.0	0.0	0.0
17.4 Total			**70.6**	**41.4**

*Relevant interest is 20.5%

(a) Not equity accounted from 1 February 2002.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	Nil	Nil		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 Nil Nil	 Nil Nil		
18.3	**+Ordinary securities**	382,155,310	382,155,310		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 22,396,365 Nil	 22,396,365 Nil		
18.5	**+Convertible debt securities** *(description and conversion factor)*	Nil	Nil		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		
18.7	**Options** *(description and conversion factor)*	Nil	Nil	*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period	Nil	Nil		
18.9	Exercised during current period	Nil	Nil		
18.10	Expired during current period	Nil	Nil		
18.11	**Debentures** *(description)*	Nil	Nil		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		
18.13	**Unsecured notes** *(description)*	Nil	Nil		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		

+ See chapter 19 for defined terms.

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Refer Attachment D1, D2, and D3

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

~~19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]~~

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to separate accompanying commentary

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer Attachment E

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The balance of the franking credits available to the consolidated entity at 30 June 2002 was $20.0 million. **It is expected that dividends paid during the next twelve months will be partly franked principally out of franking credits that will arise in the period.**

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

N/A

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

N/A

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: initial service charges • management fees • other fees	N/A

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	**City Recital Hall, Angel Place, Sydney**
Date	**15 October 2002**
Time	**10.30 am**
Approximate date the +annual report will be available	**13 September 2002**

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not* *(delete one)*~~ give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☑ The +accounts have been audited.

☐ The +accounts have been subject to review.

☐ The +accounts are in the process of being audited or subject to review.

☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. ~~*(Half yearly report only – the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*~~

6 The entity has/~~does not have* *(delete one)*~~ a formally constituted audit committee.

Sign here: .... Date: ..**22 August 2002**........................
(Director/~~Company Secretary~~)

Print name: **M. J. Phillips (Chairman)**......................

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

+ See chapter 19 for defined terms.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting.* This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018.* There is an equivalent requirement in *AASB 1029: Interim Financial Reporting.* For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

+ See chapter 19 for defined terms.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Details of significant items included in revenues and expenses (item 1.23 - 1.26) from ordinary activities

	Consolidated 2002 $m	2001 $m
Significant items		
Losses and writedowns relating to NGC (Income tax benefit applicable $14.4 million (2001 $21.8 million))	(33.2)	(267.6)
Losses and writedowns relating to Dingo Blue (Income tax (expense)/benefit applicable $(0.3) million (2001 $2.6 million))	(42.1)	(22.2)
Realised gain on equity performance agreements (Income tax expense applicable $3.1 million)	10.5	0.0
Redundancy costs incurred to restructure AGL's businesses (Income tax benefit applicable $3.2 million)	(10.7)	0.0
Profit on sale of surplus property held for sale (Income tax expense applicable $7.2 million)	0.0	20.8
Profit on sale of businesses (Income tax benefit applicable $11.4 million)	0.0	54.3
Costs relating to review ownership structure of AGL's network assets (Income tax benefit applicable $3.2 million)	0.0	(9.4)

Details of revenues and expenses (items 1.23 - 1.26) from ordinary activities are as follows:

	Consolidated 2002 $m	2001 $m
(a) **Revenue from ordinary activities**		
Sales of goods		
Operating activities	2,524.3	2,808.9
Other activities	3.2	4.2
Provision of services		
Construction contracts	58.6	61.7
Other operating activities	320.1	296.5
Interest		
Associates and joint venture entities	3.7	5.2
Other operating entities	10.6	9.3
Share of partnership profits	0.3	0.4
Disposals of assets		
Operating activities	211.1	267.0
Other activities	0.0	35.4
Rents		
Other Activities	0.9	0.1
Write-back of provisions no longer required		
Enviromental rehabilitation	1.1	0.0
Business restructuring	0.0	6.4
Doubtful debts	0.8	0.0
Employee entitlements	1.4	0.8
Surplus lease	1.4	0.0
Settlement of contract agreement	0.0	2.0
Other	0.4	0.0
Equity performance agreement	10.5	1.0
	3,148.4	3,498.9

All revenue relates to operating activities unless otherwise stated.

	Consolidated 2002 $m	2001 $m
(b) **Expenses from ordinary activities**		
Cost of goods sold	1,714.5	1,983.7
Administrative costs	134.2	141.3
Depreciation and amortisation	219.8	198.2
Employee entitlements	325.7	308.1
Losses and writedown relating to controlled entities	87.0	289.8
Carrying value of assets/businesses sold	197.1	173.5
Other expenses	64.1	150.4
	2,742.4	3,245.0

Income tax attributable to ordinary activities (item 1.6) is arrived at as follows:

	Consolidated	
	2002	**2001**
	$m	**$m**
Prima facie income tax expense on profit from ordinary activities at 30% (2001 34%)	**(91.3)**	**(38.6)**
Tax effect of permanent differences		
Non-allowable expenditure	**(20.7)**	**(87.0)**
Non-assessable revenue	**8.1**	**12.8**
Non rebateable/assessable dividends	**(7.8)**	**(4.6)**
Equity accounted profits of associates and joint venture entities	**8.1**	**5.6**
Development allowance	**1.3**	**1.8**
Profits/losses on disposals of assets	**0.2**	**31.7**
Other	**(3.2)**	**(2.9)**
Recognition of tax losses not previously brought to account	**4.2**	**2.8**
Reversal of tax losses previously recognised now written off	**(1.2)**	**(5.9)**
Income tax rate change	**0.0**	**6.6**
Income tax over/(under)provided in prior years	**0.1**	**0.8**
Income tax expense on operating profit	**(102.2)**	**(76.9)**

Segment Reporting

Segment revenues

	External Sales Revenue		Other External Revenue		Inter-segment revenue		Equity accounted share of net profits		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Energy Networks										
Gas networks	33.6	44.4	1.3	221.6	286.1	303.8	0.0	0.0	321.0	569.8
Electricity networks	48.2	50.0	3.7	0.4	111.6	118.3	0.0	0.0	163.5	168.7
	81.8	94.4	5.0	222.0	397.7	422.1	0.0	0.0	484.5	738.5
Agility	125.5	119.8	0.6	3.6	144.0	124.4	2.5	0.0	272.6	247.8
Energy Sales & Marketing	1,997.3	1,879.5	3.0	29.3	22.3	32.2	(0.2)	0.0	2,022.4	1,941.0
Energy Investments	3.3	2.9	5.1	5.9	0.0	0.0	59.5	36.8	67.9	45.6
Power Generation	9.0	7.8	0.3	0.4	0.6	0.0	0.0	0.0	9.9	8.2
LPG	15.7	23.4	2.1	2.6	0.0	0.0	9.1	2.2	26.9	28.2
New Zealand business	597.1	981.3	209.7	19.4	0.0	0.0	(0.3)	2.4	806.5	1,003.1
Property	3.3	4.2	1.0	36.2	0.1	0.1	0.0	0.0	4.4	40.5
Telecommunications	41.2	29.1	0.4	0.0	0.0	0.0	0.0	0.0	41.6	29.1
Other	31.5	28.7	0.6	3.7	0.0	0.0	0.0	0.0	32.1	32.4
Segment totals	2,905.7	3,171.1	227.8	323.1	564.7	578.8	70.6	41.4	3,768.8	4,114.4
Unallocated items	0.6	0.0	14.4	4.7	1.4	0.0	0.0	0.0	16.4	4.7
	2,906.3	3,171.1	242.2	327.8	566.1	578.8	70.6	41.4	3,785.2	4,119.1
Less: eliminations	0.0	0.0	0.0	0.0	(566.1)	(578.8)	0.0	0.0	(566.1)	(578.8)
	2,906.3	3,171.1	242.2	327.8	0.0	0.0	70.6	41.4	3,219.1	3,540.3

Revenue is principally derived from:

(i) *Energy Networks* - distribution of gas and electricity.
Agility - provision of infrastructure management and maintenance services.
Energy Sales & Marketing - sale of natural gas and electricity.
Energy Investments - investments in pipeline and energy utility entities.
Power Generation - generation and sale of electricity.
LPG - extraction and sale of LPG and investment in a joint venture entity involved in the LPG industry.
New Zealand business - investments in New Zealand entities involved in the gas and electricity industries.
Property - sale and rental of properties.
Telecommunications - investment in entities involved in the telecommunications industry.
Other - business development activities and Chilean gas business.

(ii) Inter-segment pricing is made on an "arms-length", commercial basis.

Segment results - profits/(losses)

	Segment results - profits/(losses)		Depreciation and amortisation		Other non-cash expenses	
	2002	2001	**2002**	2001	**2002**	2001
	$m	$m	**$m**	$m	**$m**	$m
Energy Networks						
Gas networks	**151.3**	222.0	**41.8**	40.5	**1.7**	3.1
Electricity networks	**60.8**	70.7	**28.3**	27.5	**1.4**	2.0
	212.1	292.7	**70.1**	68.0	**3.1**	5.1
Agility	**43.3**	28.4	**1.3**	1.1	**17.1**	14.5
Energy Sales & Marketing	**100.1**	115.4	**11.2**	11.4	**13.3**	17.8
Energy Investments	**62.7**	39.7	**0.0**	0.0	**0.0**	0.0
Power Generation	**3.0**	(0.3)	**1.8**	1.5	**0.1**	3.0
LPG	**15.1**	13.6	**0.2**	0.1	**1.5**	0.6
New Zealand business	**104.4**	(164.7)	**113.6**	96.4	**0.6**	219.2
Property	**(2.8)**	20.5	**1.0**	1.1	**1.1**	0.4
Telecommunications	**(55.6)**	(33.4)	**1.9**	2.1	**47.3**	23.9
Other	**(5.9)**	(4.6)	**5.2**	5.7	**7.2**	2.1
Segment totals	**476.4**	307.3	**206.3**	187.4	**91.3**	286.6
Unallocated items	**0.2**	(12.0)	**13.5**	10.8	**9.3**	6.8
	476.6	295.3	**219.8**	198.2	**100.6**	293.4
Less: borrowing costs	**(172.2)**	(181.9)				
Profit from ordinary activities before income tax	**304.4**	113.4				
Income tax attributable to ordinary activities	**(102.2)**	(76.9)				
Profit from ordinary activities after income tax	**202.2**	36.5				

Profit from ordinary activities before borrowing costs includes the significant items detailed in Attachment A, as allocated to relevent segments.

(i)	Energy Networks	
	Gas networks	$nil (2001 $49.3 million)
(ii)	Agility	$(3.2) million (2001 $nil)
(iii)	Energy Sales & Marketing	$(2.1) million (2001 $5.0 million)
(iv)	New Zealand business	$(33.2) million (2001 $(267.6) million)
(v)	Property	$(0.4) million (2001 $20.8 million)
(vi)	Telecommunications	$(42.1) million (2001 $(22.2) million)
(vii)	Other	$(0.4) million (2001 $nil)
(viii)	Unallocated	$5.9 million (2001 $(9.4) million)

Segment assets and liabilities

	Assets		Liabilities		Equity accounted investments *		Acquisition of non-current assets *	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m
Energy Networks								
Gas networks	**1,173.9**	1,170.4	**187.3**	203.3	**0.0**	0.0	**55.5**	212.3
Electricity networks	**1,110.6**	1,098.1	**67.8**	69.4	**0.0**	0.0	**33.8**	37.2
	2,284.5	2,268.5	**255.1**	272.7	**0.0**	0.0	**89.3**	249.5
Agility	**54.4**	58.4	**70.2**	65.2	**0.0**	0.0	**8.1**	5.4
Energy Sales & Marketing	**785.9**	694.4	**419.8**	409.9	**0.0**	0.3	**12.0**	13.2
Energy Investments	**372.1**	386.9	**23.8**	19.7	**368.1**	380.6	**0.0**	0.0
Power Generation	**271.2**	72.3	**29.8**	9.0	**0.0**	0.0	**189.3**	23.8
LPG	**112.0**	102.9	**2.3**	4.4	**76.5**	67.3	**2.5**	0.1
New Zealand business	**1,691.0**	1,868.3	**932.4**	1,013.6	**2.0**	127.9	**62.6**	79.3
Property	**72.2**	98.8	**10.6**	16.7	**0.0**	0.0	**2.8**	13.1
Telecommunications	**105.5**	101.4	**6.9**	20.3	**0.0**	0.0	**3.4**	43.8
Other	**163.0**	183.6	**71.2**	75.6	**0.0**	0.0	**10.4**	36.5
Segment totals	**5,911.8**	5,835.5	**1,822.1**	1,907.1	**446.6**	576.1	**380.4**	464.7
Unallocated items	**104.7**	167.7	**1,866.0**	1,987.8	**0.0**	0.0	**38.8**	24.0
Consolidated total	**6,016.5**	6,003.2	**3,688.1**	3,894.9	**446.6**	576.1	**419.2**	488.7

* included in Assets total

Segment Reporting (continued)

Funds employed

	Energy Networks		Agility	Energy Sales & Marketing	Energy Investments	Power Generation	LPG	New Zealand business	Property	Telecom-munications	Other
	Gas networks	Electricity networks									
	2002	2002	2002	2002	2002	2002	2002	2002	2002	2002	2002
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Current assets											
Cash	0.0	0.0	0.4	5.5	0.0	0.0	0.0	0.6	0.0	0.4	5.0
Receivables	2.8	9.9	22.6	479.1	0.0	3.3	32.5	131.4	6.0	0.0	6.5
Inventories	0.0	0.0	4.9	6.7	0.0	0.3	0.0	8.0	0.0	0.0	1.8
Property, plant and equipment	2.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	8.5	0.0	0.0
Intangibles	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.1	0.1	0.1	26.9	0.0	0.8	0.0	54.7	0.9	0.0	0.0
Non-current assets											
Receivables	0.0	0.0	0.0	0.6	0.0	0.0	0.0	0.3	14.3	0.0	2.5
Inventories	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity accounted investments	*0.0*	*0.0*	*0.0*	*0.0*	*368.1*	*0.0*	*76.5*	*2.0*	*0.0*	*0.0*	*0.0*
Other financial assets	0.0	0.0	0.0	0.0	0.0	11.9	0.0	133.3	0.0	98.0	0.0
Property, plant and equipment	944.1	489.0	10.8	30.2	0.0	247.9	3.0	1,140.6	40.8	0.0	121.4
Intangibles	0.0	577.6	0.0	196.5	0.0	0.0	0.0	94.5	0.0	0.0	20.3
Deferred expenditure	220.8	29.9	0.0	13.3	0.0	2.9	0.0	11.4	0.0	0.0	0.8
Tax assets	2.2	1.3	10.4	27.1	4.0	4.1	0.0	32.5	1.7	7.1	4.7
Other	1.8	2.8	5.2	0.0	0.0	0.0	0.0	81.7	0.0	0.0	0.0
Total assets	1,173.9	1,110.6	54.4	785.9	372.1	271.2	112.0	1,691.0	72.2	105.5	163.0
Current liabilities											
Payables	3.5	9.9	21.2	280.6	0.0	20.7	0.2	105.5	1.9	2.4	8.4
Provisions	6.5	1.2	14.9	30.1	0.0	0.1	0.0	8.8	1.2	4.5	0.9
Tax liabilities	0.0	1.0	15.4	6.4	16.6	0.5	1.9	8.1	2.6	0.0	0.0
Unearned revenue	0.0	0.2	0.0	8.4	0.0	0.1	0.0	0.4	0.7	0.0	0.0
Non-current liabilities											
Payables	0.0	0.0	0.0	12.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Provisions	0.2	0.0	18.5	32.6	0.0	0.0	0.0	0.0	0.5	0.0	0.3
Tax liabilities	177.1	55.5	0.0	49.5	7.2	8.4	0.2	83.1	2.7	0.0	1.9
Unearned revenue	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.4	1.0	0.0	0.0
Funds employed	986.6	1,042.8	(15.6)	366.1	348.3	241.4	109.7	1,482.7	61.6	98.6	151.5
Guarantee support	0.0	0.0	12.7	247.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Profit from ordinary activities before borrowing costs and significant items											
Before income tax	151.3	60.8	46.5	102.2	62.7	3.0	15.1	137.6	(2.4)	(13.5)	(5.5)
After income tax	112.7	41.7	35.9	68.5	46.3	2.1	13.3	81.0	3.2	(9.7)	(7.8)
Profit from ordinary activities before borrowing costs and significant items/funds employed* (%)											
Before income tax	15.5	5.9	n/a	31.4	17.5	1.9	14.5	9.1	n/a	n/a	n/a
After income tax	11.5	4.0	n/a	21.1	12.9	1.4	12.8	5.4	4.5	n/a	n/a
Profit from ordinary activities before borrowing costs and significant items/funds employed including guarantee support* (%)											
Before income tax	15.5	5.9	n/a	16.1	17.5	1.9	14.5	8.7	n/a	n/a	n/a
After income tax	11.5	4.0	n/a	10.8	12.9	1.4	12.8	5.1	4.5	n/a	n/a

* Weighted where appropriate.

Geographical segments

	External Revenues		Assets		Acquisition of non-current assets	
	2002	2001	2002	2001	2002	2001
	$m	$m	$m	$m	$m	$m
Australia	2,309.6	2,465.8	4,162.5	3,951.3	346.2	372.9
New Zealand	806.8	1,000.7	1,691.0	1,868.3	62.6	79.3
Other	32.1	32.4	163.0	183.6	10.4	36.5
	3,148.5	3,498.9	6,016.5	6,003.2	419.2	488.7

There was no material inter-segment revenue.

Attachment E

Events subsequent to the end of the current period

(a) On 2 July 2002 the consolidated entity entered into an agreement to acquire the Victorian businesses Pulse Energy Pty Limited, Utili-Mode Pty Limited and EdgeCap Pty Limited for a total cost of $880 million (including working capital of $79 million). These purchases were settled on 31 July 2002.

(b) On 3 July 2002 AGL raised $380 million by way of placement of 41.1 million fully paid ordinary shares to various institutions at $9.25 per share.

AGL also announced that an offer by way of Share Purchase Plan (SPP) would be made to all Australian and New Zealand Proprietors to subscribe for up to $2,960 worth of fully paid ordinary shares in AGL at $9.25 per share. The SPP subsequently raised $95.2 million.

Shares issued under both the institutional placement and the SPP were issued cum dividend and will participate in the final dividend payment in October 2002.

The funds raised from both these offers will be used to reduce debt associated with the acquisition of the Victorian businesses.

(c) On 3 July 2002 a Special General Meeting of the Proprietors' of AGL approved the conversion of AGL into a body corporate (including the adoption of a new constitution) and its registration under the Corporations Act 2001, subject to a number of conditions being satisfied. In the process of conversion the existing 5% limitation on holding shares in AGL and the scaled voting regime which currently applies to AGL shareholdings will be removed.

AGL

Formed in
New South Wales in
1837 with limited liability

111 Pacific Highway North Sydney
PO Box 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

22 AUGUST 2002

COMMENTARY BY THE DIRECTORS ON THE PRELIMINARY FINAL STATEMENT MADE TO THE AUSTRALIAN STOCK EXCHANGE LIMITED ON 22 AUGUST 2002

The result for 2001/2002 financial year reflects a number of important features:

- Profit attributable to Proprietors grew 66% from $115.4 million to $192.1 million despite the losses incurred in New Zealand and the write-off of the Dingo Blue investment;
- Committing AGL to a clear strategy for the future by building on the Group's core strengths in the downstream energy sector;
- An $18.8 million net residual loss incurred by Natural Gas Corporation Holdings Limited (NGC), New Zealand, prior to that company's withdrawal from the New Zealand electricity retail business from 1 August 2001;
- Decisive action in the $42.4 million write-off of the retail telecommunications investment in Dingo Blue as part of the return to core businesses;
- Full year effect of revised regulatory pricing arrangements for AGL's NSW gas distribution network and the Victorian electricity distribution network;
- Mild winter and summer conditions experienced in NSW, Victoria and South Australia;
- Introduction of full retail contestability for both gas and electricity in NSW and electricity in Victoria from January 2002;
- The adoption of a new modern constitution, including the removal of the 5% shareholding limitation, was approved by Proprietors at a Special General Meeting on 3 July 2002. Conversion is expected to take place in September 2002; and
- 33,373 new gas sites connected to the NSW gas network and 4,827 new electricity sites connected to the Victorian electricity network.

RESULTS

Profit attributable to Proprietors for the year ended 30 June 2002 was $192.1 million, compared with $115.4 million for the June 2001 result.

The result for the year included the following significant one-off items after tax:

- Net losses of $18.8 million relating to the Group's investment in Natural Gas Corporation Holdings Limited (NGC);
- Receipt by NGC of $6.7 million from Contact Energy relating to the early termination of gas supply contracts;
- $42.4 million write-off of the investment in Dingo Blue;
- Redundancy costs incurred in restructuring the Group's businesses, $7.5 million; and
- Realised profit on the close-out of an equity performance agreement $7.3 million.

The underlying profit of the Group of $247.1 million, before significant items and the outside equity interests associated with these significant items, increased by 10.2% compared with the previous year as outlined below:

	Excluding Significant Items		Including Significant Items	
	2002 $m	2001 $m	2002 $m	2001 $m
Profit before borrowing costs, depreciation and amortisation	**771.9**	717.6	**696.4**	493.5
Depreciation and amortisation	**(219.8)**	(198.2)	**(219.8)**	(198.2)
Profit before borrowing costs and income tax	**552.1**	519.4	**476.6**	295.3
Borrowing costs	**(172.2)**	(181.9)	**(172.2)**	(181.9)
Profit before income tax	**379.9**	337.5	**304.4**	113.4
Income tax	**(116.3)**	(108.7)	**(102.2)**	(76.9)
Profit after income tax	**263.6**	228.8	**202.2**	36.5
Outside equity interests	**(16.5)**	(4.6)	**(10.1)**	78.9
Profit after income tax attributable to Proprietors	**247.1**	224.2	**192.1**	115.4

Underscoring the strength and diversity of AGL's core energy businesses, Group profit from ordinary activities (including significant items) before borrowing costs and tax was $476.6 million.

The result was achieved despite milder winter and summer weather in NSW, Victoria and South Australia impacting sales volumes and the full-year negative impact on revenue of revised regulatory arrangements for the Company's gas and electricity distribution networks, introduced in NSW by the Independent Pricing & Regulatory Tribunal (gas network) and in Victoria by the then Office of the Regulator General (electricity network).

Borrowing costs decreased by $9.7 million to $172.2 million mainly due to lower interest rates during the year and the capitalisation of $7.4 million on the construction of generating plants at Hallett and Somerton.

Tax expense on operating profits (including significant items) increased $25.3 million to $102.2 million mainly as a result of higher earnings.

Indicators

Earnings per share (including significant items) were 51.6 cents up 18.9 cents from the previous year. Net tangible asset backing per share at year end was $3.17 compared with $2.46 last year as a result of an increase in capital expenditure associated with construction of power generation assets.

Revenue

Total revenues from ordinary activities (including significant items) decreased by $350.5 million to $3,148.4 million reflecting the divestment of the New Zealand electricity retail business at the end of July 2001, the milder weather conditions and the regulatory price resets in NSW & Victoria.

Cash Flows, Borrowings & Gearing

Operating Cash Flows

Operating cash flows for the year were $344.3 million compared with $297.4 million last year. Increases in dividends received from investments, notably ActewAGL, were the main differences.

Investing Cash Flows ($211.4 million outflow)

During the year the Company invested capital on a number of significant items:

- Approximately $179.2 million on general gas and electricity system upgrades and market expansion activities in Australia, New Zealand and Chile. This expenditure is incurred to maintain the integrity of the existing distribution networks and provide continued growth opportunities.
- $169.7 million on the construction of the Hallett and Somerton peaking generation plants in Victoria and South Australia.
- $22.5 million in the 24% interest in COMindico.
- $20.7 million in the 21% interest in TransACT.
- $38.7 million on information technology, including the costs of implementing systems and infrastructure to support full retail contestability.

Proceeds were received from the following significant property, plant and equipment disposals:

- $114.4 million from the disposal of NGC electricity customers to Genesis Power.
- $98.2 million from the settlement of the Lower Hutt gas distribution asset sale.

Financing Cash Flows ($228.3 million outflow)

The outflow in financing cash flows for the year was driven by lower net borrowings when compared to the prior year. A further $191.4 million was raised under the AGL Dividend Reinvestment Plan, including the underwriting of the final dividend payment for the 2000/2001 year and the interim dividend payment for the 2001/2002 year, and from share issues under employee share ownership plans.

Net borrowings decreased from $2,568.5 million at 30 June 2001 to $2,484.1 million at 30 June 2002.

The debt:debt plus equity ratio decreased from 54.9% to 51.6% over the course of the year primarily due to decreased borrowings.

The Group's borrowing costs coverage ratio increased from 2.9 times to 3.2 times as a result of the decreased borrowings.

Issued Capital

An additional 22,396,365 million shares in the Company were issued during the year. A total of 8.7 million shares were issued under the Dividend Reinvestment Plan (DRP) with 35% and 43% of dividends re-invested by Proprietors for the 2000/2001 final dividend and the 2001/2002 interim dividend respectively. In addition, 13.6 million shares were issued under an underwriting agreement in respect of the DRP for the final dividend payment for 2000/2001 and the interim dividend for 2001/2002.

Dividends

The Directors have proposed a final dividend for the year of 27 cents per share, franked to 16 cents (59.2% of final dividend) payable on 16 October 2002. The Foreign Dividend Account (FDA) credit in respect of the final dividend is 5 cents per share. Together with the 76% franked dividend of 25 cents per share paid on 11 April 2002 this represents a total dividend for the year of 52 cents (35 cents franked) compared with a total dividend of 52 cents (23 cents franked) for the previous year. The total FDA credit declared in respect of the total dividend is 5 cents per share.

Share transfers received by 2 October 2002, as specified in the Australian Stock Exchange Listing Rules and the Stock Exchange Clearing House Business Rules, will be registered before entitlements to the dividends are determined.

The Dividend Reinvestment Plan (DRP) will continue for the final dividend with a discount rate of 2.5%. Proprietors who elect to participate in the DRP will receive additional AGL shares in lieu of receiving cash dividends.

OPERATIONS

Energy Networks

AGL's interests in gas and electricity distribution networks comprise two regulated wholly-owned businesses: Gas Networks in NSW and Electricity Networks in Victoria. Both own energy infrastructure and contract capacity to retailers who use the infrastructure to transport energy to their customers.

AGL's infrastructure management and services company, Agility, provides operational and maintenance services to Energy Networks.

The Energy Networks division contributed $212.1 million to profit before borrowing costs, tax and significant items, a decrease of $31.3 million from the corresponding period last year.

The financial performance of both Gas and Electricity Networks was also adversely affected by warmer than anticipated weather in the latter period of winter 2001 and the start of winter 2002, as well as the negative impact of the first full year of revised regulatory arrangements. These arrangements were introduced in NSW in October 2000 by the Independent Pricing and Regulatory Tribunal (IPART), and in Victoria in January 2001 by the Office of the Regulator General now called the Essential Services Commission (ESC).

Gas Networks

Gas Networks contributed $151.3 million to profit before borrowing costs, tax and significant items, which is a decrease of $21.4 million from the corresponding period last year. Prior year included a part year profit of $10.3 million for the three months operations prior to the sale of the gas assets into ActewAGL joint venture and a profit of $4.6 million from the sale of network assets in the south-west slopes of NSW. The 2001/2002 performance was achieved despite the negative impact on contract revenue of $18.0 million as a result of the implementation of the revised Access Arrangement. Return on funds employed before borrowing costs, tax and significant items was 15.5%.

After adjusting for these year-on-year variances the underlying Gas Networks' business returned a profit growth before borrowing costs and tax of $11.5 million, an improved result of more than 8.2 % on the previous year. Use of the former Gas Customers' Reserve Account (GCRA) declined to $17.2 million from $27 million in prior year.

Gas transported was 97.2 PJ, to 860,564 sites, a decrease of 6.0 PJ compared to last year. This reflected the loss of the BHP Sithe distribution load and the warmest winter in Sydney since 1988. However, the loss was offset by Gas Networks' continued strong growth. New site growth, mostly in new housing, saw a further 33,373 sites added to the network. These new sites have extended the distribution network by a further 229 km, bringing the total length to 22,763 km.

New prices for all tariff and contract delivery points were introduced on 1 July 2001 resulting in an average rise in tariffs of 2% based on the revised Access Arrangements.

Gas Networks transports natural gas (in accordance with non-discriminatory third-party arrangements) to licensed gas retailers including: Energy Australia, Citipower, Origin Energy and Country Energy, in addition to AGL's own retail businesses, which remain the largest shippers.

The Ministry for Energy and Utilities introduced changes in gas distribution licensing which required Gas Networks to develop system changes to facilitate the introduction of

full retail contestability. Gas Networks' business systems were modified accordingly and the associated costs are being recovered through a price increase that came into effect on 1 January 2002 and the use of $4.6 million of the GCRA provision during the year. The remaining $4.9 million balance in the GCRA will be extinguished by 30 June 2004.

Electricity Networks

Electricity Networks cover an area of approximately 950 sq km of north-west greater Melbourne including the international airport and some major transport routes.

Electricity Networks contributed $60.8 million profit before borrowing costs, tax and significant items, a decrease of $9.9 million on its contribution for the corresponding period last year. The reduction was principally due to the impact on revenue of the ESC's Distribution Price Review that became effective in January 2001. Return on funds employed before borrowing costs, tax and significant items was 5.9%.

Electricity transported was 3,983 GWh to 265,753 sites, in line with last year's result. This reflects milder than anticipated winter weather and reduced activity by major businesses, offset by continued growth of the network. New site growth saw a further 4,827 sites added to the network. These new sites have extended the distribution network by a further 82 km, bringing the total length to 7,123 km.

In September 2001 the ESC released its annual report comparing the performance of Victoria's five electricity distributors for the calendar year 2000. The ESC reported that AGL Electricity Networks had shown the most improvement of all distributors, the most consistent performance in supply reliability and was the only distributor to achieve improvement in both unplanned interruption frequency and duration.

On 9 November 2001, SPI Powernet suffered a transformer overload at its West Melbourne Terminal Station. The resultant blackout of the Melbourne CBD subsequently affected Electricity Networks' substations at Footscray and Flemington. Electricity Networks has lodged an application with the ESC to discount the effect of this incident from performance assessment criteria that may otherwise misrepresent Electricity Networks' system reliability.

Full retail contestability was introduced in January 2002 and Electricity Networks has continued to develop the systems and procedures necessary to support and facilitate the new arrangements. The cost of these changes was factored into the Distribution Price Review.

Agility

Agility is a wholly-owned business of AGL, established to provide infrastructure management and services to a range of asset owners and managers.

Since its establishment in 2000, Agility's contribution to AGL's profit has continued to grow reflecting in part, its successful attainment of third party market opportunities. In the year ended June 2002, the business' revenue increased 10.0% to $272.6 million, while profit before borrowing costs, tax and significant items increased 63.7% to $46.5 million. This exceptional result was achieved in an environment of strong competition in the infrastructure services market and during a cyclical downturn in major construction opportunities.

Agility manages 9,000 km of high-pressure gas transmission pipelines. It has significant management contracts with the Australian Pipeline Trust (APT), ActewAGL, Country Energy, as well as AGL's own gas and electricity distribution assets, providing it with significant recurring revenues, whilst at the same time saving costs for its infrastructure customers.

Agility also manages 26,000 km of gas distribution networks and 7,100 km of electricity distribution network. It provides a range of efficient services (including metering and emergency response), using a highly skilled and experienced workforce, as well as a suite of services, ranging from planning and approvals, through to engineering, procurement, construction and commissioning.

Highlights during the year included:

- Securing a 15-year contract with Melbourne Airport to construct, own, operate and maintain a new 66/22 kV electricity substation;
- Commissioning of Stages 4B and 5 of the looping project on the Roma to Brisbane pipeline in Queensland on behalf of APT, eight weeks ahead of schedule. Stage 6, due for completion in October 2002, commenced in May 2002 following successful negotiation, on behalf of APT, for additional gas transportation arrangements to major industrial users in the Brisbane area;
- Securing a 15-year contract with ActewAGL to manage and service the Nowra gas distribution network;
- Completion of construction and commissioning of the Singleton lateral in NSW for AGL Gas Networks;
- Completion of the Wiluna compressor station on the Goldfields Gas Pipeline in Western Australia for Goldfields Gas Trust;

- Continuing rollout of the TransACT broadband fibre-optic telecommunications local area network in the ACT. Agility has installed 580 km of various-sized cable in over 16 suburbs and a further rollout of 880 km broadband cable has commenced;
- Commencement of construction of the Mornay Tank compressor station on the Queensland Carpentaria Gas Pipeline for the Roverton joint venture. Agility will operate and maintain the station following commissioning of the compressor.

Energy Sales & Marketing (ES&M)

The Energy Sales & Marketing division is a retailer and wholesaler in natural gas, electricity and energy-related services to 1.88 million customers throughout Australia. Following the acquisition of Pulse Energy in July 2002 the customer base has increased to over 3.1 million customers in the eastern Australian market. AGL now has approximately 30% of the total energy accounts in that region.

For 2001/2002 ES&M contributed $102.2 million to profit before borrowing costs, tax and significant items compared with $110.4 million for the corresponding previous year. Return on funds employed before borrowing costs, tax, significant items and including guarantee support was 16.1%.

Included in last year's results was a contribution of $4.4 million from the ACT/Queanbeyan gas business for the three months operations prior to its sale to ActewAGL joint venture. Consequently, the 'like-for-like' decrease in profitability was $3.8 million. Factors which impacted the underlying operating result was the Victorian Government's decision to cap retail electricity prices and the very mild summer weather experienced in South Australia and Victoria.

Superior service has been a key focus in achieving a competitive advantage against other retailers in the residential and small business markets. The Contact Centres continued to achieve outstanding results in the National Customer Service Benchmarking Australia surveys. The NSW and ACT Contact Centres were named as the leading service providers during the year.

January 2002 marked the opening of gas and electricity markets in NSW and electricity markets in Victoria, giving all customers the ability to choose their energy retailer. This required a comprehensive programme for the start of customer choice. The programme involved the design, testing and implementation of new processes, systems and organisational changes to allow for the efficient and timely transfer of customers between the various retailers.

Interestingly, the advent of contestable mass markets for gas and electricity in NSW and for electricity in Victoria, has not produced significant levels of customer switching with customers choosing to stay with their existing retailer. In Victoria, this is due in part to decisions made to cap mass market electricity retail prices at levels which do not enable retailers to make offers sufficiently different to tempt large numbers of customers to switch to another energy retailer. That having been said, as at 30 June 2002 AGL had achieved a net gain of approximately 4,000 residential customers across NSW and Victoria. Importantly AGL has made excellent progress in securing its existing customer base.

Natural Gas

Total natural gas sales were 0.5 PJ higher than last year's 110.0 PJ due to additional wholesale sales, particularly in South Australia. This increase was offset by competition from the Eastern Gas Pipeline which commenced supplies from Victoria to NSW in October 2001.

The acquisition of 35,457 new residential and small business customers in NSW resulted in an increase in sales from 29.3 PJ to 30.6 PJ. This increase has been adjusted for the effect of customer volumes transferred to ActewAGL in the previous year.

AGL's entry into the natural gas market in WA was highly successful. In WA's industrial and commercial market national contracts were extended and new customers acquired whose demand levels currently approach one PJ per annum.

With the current natural gas supply contract for the NSW market expiring in 2006, considerable focus has been given to securing new sources of gas beyond that time. Negotiations have commenced with producers in Cooper Basin, Undan/Bayu Timor Sea, Papua New Guinea, Gippsland and the Otway Basin.

Electricity

Retail electricity results in the industrial and commercial markets of Victoria and NSW demonstrated strong growth levels, with a 10% and 112% growth, respectively, in total load supplied over the prior year. Strong growth rates are expected to continue in the immediate future.

However, franchise market sales in South Australia declined 4.0% (214 GWh) and 2.0% (24 GWh) in Victoria due to very mild summer weather conditions which lowered electricity demand.

Energy Services

Energy Services provides business customers with innovative solutions to their total energy requirements by supplying value adding products and services that extend beyond the sale of energy. Examples include energy monitoring, programmed maintenance, power factor correction, power quality analysis and energy management advisory services. This also extends to building, owning and operating energy plant and equipment for customers.

An office providing a full suite of energy services was also established in Perth during the year.

Revenue potential has continued to improve with the co-generation plant at Werribee Sewerage Plant (Melbourne Water) and the Shoalhaven 'biogas' landfill project successfully commissioned.

A second landfill gas-fuelled generation facility has been completed at West Nowra, with development underway on a further three. This will bring the total capacity of these projects for emission reductions to 158,000 tonnes per annum through methane destruction, while contributing to the growth of the AGL renewable generation capacity by 54,000 Renewable Energy Certificates per annum. To comply with the Federal Government's mandatory renewable energy target, the first tranche of certificates were registered and the first carbon credits trade was completed with the Commonwealth Bank of Australia.

During the year development commenced on the third phase of the Coopers Brewery project in South Australia. In addition to the high voltage facility and the boiler, a 4.4 MW co-generation facility will provide electricity and steam to the new brewery site. In WA, Energy Services commenced development of two new landfill projects at Rockingham and Gosnell.

The conversion of a further 150 buses to natural gas fuel for the NSW State Transit Authority, and the construction of appropriate refuelling facilities were completed.

Power Generation

AGL has continued to develop its power generation capabilities through the construction of two peaking generation plants. A 150 MW gas-fired plant is being constructed at Somerton in Victoria and a 180 MW dual-fuel plant is being constructed at Hallett in South Australia. Both plants are expected to be fully commissioned in time for the summer peaks of 2002/2003. These plants will provide AGL with a natural hedge against volatility in electricity spot prices during periods of peak electricity demand.

The partially commissioned Hallett plant has already benefited AGL during recent periods of high spot prices on the National Energy Market, earning generation revenue and containing market price increases.

In addition, AGL also owns gas-fired power generation and co-generation plants, mainly in WA's mining and minerals processing regions.

In WA, AGL also has a 20 MW plant operating at Cawse (60 km north-west of Kalgoorlie) and through the Southern Cross Energy business (AGL 15%), 250 MW of plants over four sites between Mt Keith and Kambalda. A 13 MW plant has also been operating at Windimurra (AGL 50%), 70 km east of Mt Magnet. The single customer nature and remote location of these plants do not fit AGL's current strategy and, as a result, their continuing ownership is currently under review.

Investments

AGL's share of equity accounted profits from its 30% investment in Australian Pipeline Trust was $16.3 for the year ($10.5 million in 2000/2001).

The ActewAGL distribution and retail joint venture (AGL 50%) contributed $43.1 million compared to $26.3 million in the previous year. The significant increase was the result of both increased revenues and cost efficiencies. In addition, AGL earns revenue by providing services to ActewAGL through both the ES&M and Agility businesses.

During the year ActewAGL acquired Integral Energy's gas distribution and retail business in Nowra, NSW for which AGL businesses also provide on-going support services.

Return on funds employed before borrowing costs, tax and significant items from the investments was 17.5%.

INTERNATIONAL

New Zealand

The financial turnaround of Natural Gas Corporation Holdings Limited (NGC), following its exit from the volatile electricity retailing businesses, was swift with the company returning to profitability within the first half of the 2001/2002 financial year.

NGC's contribution to AGL profit before borrowing costs, tax, outside equity interests and significant items was $132.8 million compared with $86.1 million for the corresponding previous year.

Two significant items affected the result. The first was $43.2 million before tax, incurred in July 2001 from abnormally high wholesale electricity prices prior to NGC exiting the electricity retail business from 1 August 2001. NGC reached agreement to sell its North Island commercial and residential customers to Genesis Power from that date. The sale of the South Island electricity customer base to Meridian Energy was completed in mid July 2001.

The second was a receipt of $10.0 million before tax, paid by Contact Energy following early termination of former Enerco gas supply contracts.

Excluding the discontinued business of electricity retailing, earnings from the ongoing businesses substantially increased. Gas sales volumes were up 12.6%, transported gas volumes up 7%, generated electricity sales up 4.6%, gas liquid sales up 15.7% and sales increased from the expanded energy metering business by 12.1%. Following the acquisition of 160,000 electricity meter installations from Genesis Power in August 2001, NGC now holds 41% of the metering market, with nearly 800,000 installations nationwide.

AGL also maintained its continuing interest of 20.5% in the retail and generation company, TrustPower Limited. The company is a regional electricity retailer and generator with 280,000 customers and 424 MW of power generation. Like NGC, TrustPower was also adversely affected by the dislocation in the retail trading market last year. As a result, TrustPower contributed to AGL $4.8 million profit before borrowing costs, tax and significant items down $0.7 million from last year.

Return on funds employed before borrowing costs, tax and significant items for the New Zealand businesses was 9.1%.

Chile

Gas Valpo contributed $2.9 million profit before borrowing costs and tax compared with a loss of $1.4 million last year.

The business now has 33,720 customers and operates in a region which contains some of the largest energy users in the country including a copper smelter, an oil refinery, a cement plant and the Chilean Navy.

Gas Valpo won a 15-year gas supply and conversion contract with the El Teniente copper mine and Caletones processing facility, owned by the Chilean Government business Codelco. The facility's conversion to natural gas from fuel oil and diesel will increase Gas Valpo's sales by 2.4 PJ to 4.9 PJ a year and provide significant

environmental benefits. The contract will also enable Gas Valpo to sell gas outside Region V into the populous capital of Santiago, as well as into Gas Valpo's developing supply areas in Region VI.

Telecommunications

Telecommunications contributed a loss of $13.5 million before borrowing costs, tax and significant items compared with a loss of $11.2 million for the previous year.

In December 2001 a strategic decision was taken that direct telecommunications retailing would not be part of AGL's core business. Consequently the decision was taken to substantially exit the Dingo Blue business resulting in a write-off of AGL's investment of $42.4 million. AGL continues to pursue a number of contractual matters with Optus relating to the original purchase.

COMindico (AGL 24%) is a national internet protocol based convergent voice and data network. As announced earlier this year AGL invested a further $22.5 million in COMindico. The company is performing satisfactorily against its business plan and as it moves from a greenfields development to fully operational AGL will consider its position. The present belief is that COMindico will not form part of AGL in the future.

A further $20.7 million was invested in TransACT (AGL 21%) to enable the continued roll out and completion of the network. Rollout of the TransACT network continues on schedule with customer numbers significantly ahead of plan. The entire network, able to service around 110,000 residential and commercial customers, is contracted for completion in late 2003, and uses the poles and easements of ActewAGL's existing electricity network.

LPG Businesses

Elgas

Elgas' (AGL 50%) contribution to profit before borrowing costs, tax and significant items increased by $6.5 million to $11.3 million primarily as a result of lower international prices for LPG. World LPG prices which in the past few years have been highly volatile, stabilised during 2001/2002. The lower average prices were brought about by reduced world economic activity and consequently weaker world oil prices. At the same time, the Australian dollar declined in value, which partly offset the lower US dollar price. However since the beginning of 2002, the Australian dollar has appreciated against the US dollar, with a consequential benefit to the Australian cost of LPG.

In addition, increased volumes through the Elgas Cavern resulted in higher returns from the midstream business. Retail sales benefited from lower, more stable prices. At the same time, one of the cooler summers on record helped to stimulate demand. Winter demand in 2001 was disappointing but early winter demand in 2002 has been encouraging. Although LPG has suffered competitively against other fuels over recent years, its demand continues to grow.

In August 2001, Elgas sold 50% of its autogas assets to Unigas, a joint venture partnership with Wesfarmers Kleenheat Gas, resulting in a one-off contribution of $1.4 million. The new partnership will provide scale in the very highly competitive autogas market.

Return on funds employed before borrowing costs, tax and significant items was 10.9%.

HC Extractions

HC Extractions conducted major maintenance during the financial year including replacing the turbine. The resultant higher maintenance charges and lower production volumes (down 17.1% from the previous year) saw profit before borrowing costs and tax decrease by $5.0 million to $3.8 million. Additionally, LPG prices were lower than last year due to the weaker global economy which resulted in lower world oil prices.

Property

Remediation of AGL's former gasworks site at Breakfast Point, formerly known as Mortlake, was completed during the year. However, additional work on some minor adjustments to ground levels adjacent to the existing wharf is being undertaken on behalf of the purchaser.

The next settlement, Lot 5, is scheduled for December 2002.

Other properties sold during the year included a property at Singleton in NSW, which sold for $362,000 and an industrial property surplus to operational requirements at Heidelberg in Victoria, which sold for $1.35 million. Contracts were exchanged with Macquarie Goodman Industrial Trust for the sale of vacant land in the Sydney suburb of Frenchs Forest for $3.25 million.

An option to purchase the former gas works site at Steel and Ravenshaw Streets in Newcastle for $3.15 million was exercised by the purchaser in August 2001. Remediation of this site is now being carried out to permit settlement by October 2002.

M J Phillips AM
Chairman

22 August 2002

AGL

02 SEP 10 [illegible] 25

22/8/02

Fax Cover Sheet

TO:	Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	August 22, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	18

MESSAGE:

Re: AGL Full Year Results
Slide Presentation to Analysts on 22 August 2002

Attached is a copy of a slide presentation which is being made to market analysts at 1100hours.

THE

COMPANY

RESULTS 2001 | 2002

AGL

PRESENTATION AGENDA



- Delivering Maximum Returns

  Financial results | Operating businesses performance

- Completing Energy Platforms

  Pulse Energy | Future gas supplies

- Redefining the portfolio

  NZ strategy | Telecommunications | Power Generation

- Enabling change

  Corporate Conversion | High performance culture

AGL

AGL SNAPSHOT



- Core businesses performing well

  Underlying profit up 10.2%

- Clear strategy
- Completing energy platforms

  Pulse Energy

AGL

AGL



1

DELIVERING MAXIMUM RETURNS

THE FINANCIAL RESULTS
(before significant items*)

	2001 $m	2002 $m	% Change
EBITDA	717.6	771.9	7.6
EBIT	519.4	552.1	6.3
Net profit before tax	337.5	379.9	12.6
Underlying net profit	224.1	247.1	10.2
Profit attributable to Proprietors	115.4	192.1	66.5



1 DELIVERING MAXIMUM RETURNS

AGL

SIGNIFICANT ITEMS AFTER TAX *

	2001 $m	2002 $m
Losses and writedowns - NGC	(245.8)	(18.8)
Losses and writeoff - dingo blue	(19.6)	(42.4)
Profit from sale - ActewAGL	65.7	-
Equity performance hedge gain	-	7.3
Restructuring costs	(6.2)	(7.5)
Profit on Breakfast Point sale	13.6	-
Total	(192.3)	(61.4)



1 DELIVERING MAXIMUM RETURNS

AGL

SEGMENT EBIT (before significant items*)

	2001 $m	2002 $m	% Change
Energy Networks	243.4	212.1	(12.9)
Agility	28.4	46.5	63.7
Energy Sales & Marketing	110.4	102.2	(7.4)
Investments	39.7	62.7	57.9
LPG	13.6	15.1	11.0
New Zealand	102.9	137.6	33.7
Telecommunications	(11.2)	(13.5)	(20.5)
Other	(7.8)	(10.6)	(35.9)
Total	519.4	552.1	6.3



1
DELIVERING
MAXIMUM RETURNS

AGL

CASH FLOW
(includes significant items)

	2001 $m	2002 $m
Operating Cash Flow	297.4	344.3
Less:		
- Net capital expenditure	(358.2)	(166.5)
- Investments	(380.2)	(46.2)
- Loans	(4.8)	1.3
	(445.8)	132.9
Dividends less DRP	(16.8)	(5.7)
Debt net decrease (increase)	(548.8)	84.4



1
DELIVERING
MAXIMUM RETURNS

AGL

FINANCIAL PERFORMANCE INDICATORS

	2001	2002	% Change
EPS (Excluding significant items) (c)	63.5	66.4	4.6
EPS (Including significant items) (c)	32.7	51.6	57.8
DPS (c)	52.0	52.0	-
OCF/S (c)	84.4	92.5	9.6
Gearing (%)	54.9	51.6	6.0
Coverage (x)	2.9	3.2	10.3
NTA / Share ($)	2.46	3.17	28.9



1
DELIVERING MAXIMUM RETURNS

AGL

AGL OVERVIEW

Building on positions of market leadership

Funds Employed* $3,342 million



- National energy sales & marketing business
- Infrastructure Management Services Agility
- Multi-Utility ActewAGL 50%
- LPG Business Elgas 50% HCE
- Power Generation SA, VIC, WA
- Energy Networks NSW and VIC
- High Pressure Pipelines Australian Pipeline Trust 30%
- Telecommunications Comindico 24% TransACT 21%

Funds Employed* $1,483 million



- Power Generation
- Gas Transportation
- Infrastructure
- Management
- Services
- Energy Trading
- Wholesale gas
- TrustPower 21.5%
- Gas Processing
- Taranaki Plant
- LPG Businesses
- Electricity
- Metering Business

AGL

Energy Networks

EBIT	Key points
2001 $m: 233.1* — **2002** $m: 212.1 * excludes significant items: $49.3m and 3 months contribution from ACT gas network $10.3m	• Good organic growth 33,373 new gas sites (↑ 4.0%) 4,827 new elec. sites (↑1.8%) • Period of regulatory cycle

Gas and Electricity Networks



Owned Networks

NSW Gas
- 860,564 sites
- 97.2PJ (↓ 5.8%)

Victoria Electricity
- 265,753 sites
- 3,983 GWh (→ %)

AGL

Agility

EBIT		
	2001	**2002**
	$m	$m
	28.4	46.5

The Agility national presence



Under management
- Pipelines > 9,000kms
- Gas Networks 26,000kms
- Electricity Networks 7,100kms

Key points
- Melbourne Airport contract
- TransAct fibre-optic rollout
- Roma to Brisbane looping
- Nowra gas contract

AGL

Energy Sales & Marketing

	2001 $m	2002 $m
Sales	1,908.8	2,000.1
EBIT	106.0*	102.2
EBIT/Sales (%)	5.6	5.1

* excludes significant items $5.0m and 3 months contribution from ACT gas retail $4.4m

Energy Sales Volumes

	2001	2002
• Gas	110PJ	110.5PJ
• Electricity	16,040GWh	15,976GWh

Key points

- Victorian retail price cap
- Electricity business sales growth
- Customer churn net gain (VIC/NSW)
- Mild weather

National retail presence



AGL

Energy Sales & Marketing

Competitive Advantage

- Economies of scale
- Recognised superior customer service
- No. 1 national energy brand
- Strong risk management focus



1
DELIVERING MAXIMUM RETURNS

AGL

Energy Investments

ActewAGL (50%)

- Contributed EBIT $43.1m (↑ 63.8%)
- Performing very well
- Acquired gas distribution and retail business in Nowra

LPG

- Contributed EBIT $15.1m (↑ 11%)

Elgas

- Strong Cavern throughput

HCE

- Major maintenance complete

Australian Pipeline Trust (30%)

- Contributed EBIT $16.3m ↑ 55.2%)
- Solid performance
- Increased delivery on Roma - Brisbane Pipeline


ActewAGL
ELGAS
Australian
Pipeline Trust
HCE

AGL

NGC

EBIT

	2001 $m	2002 $m
NGC*	86.1	132.8 (↑54.2%)
TrustPower	5.5	4.8 (↓ 12.7%)

ngc

Major events

- Exited electricity retailing
- Grew metering business
- Maui re-determination
- Gas review

Key points

- Natural gas sales volumes ↑12.6%
- Electricity generation output ↑ 4.6%
- Metering business sales ↑ 12.1%

AGL


AGL
2
COMPLETING
ENERGY PLATFORMS

MARKET LEADERSHIP

Natural Gas and Electricity Customers


AlintaGas
Ergon Energy
Country Energy
Western Power
Integral
Texas Utilities
Energex
Energy Australia
Origin Energy
CitiPower
AGL
Pulse

- AGL has more than 3.1 million customers (inc. Pulse Energy)

AGL

PULSE ENERGY CUSTOMER BASE

- Premium customer base
- 1.1 million customers
- 240,000 dual fuel customers



Melbourne CBD
Pulse Gas
Pulse Electricity
Pulse Dual Fuel

AGL

COMBINED AGL CUSTOMER BASE

- 1.4 million Victorian customers
- 380,000 dual fuel customers
- AGL now has 36% of the Victorian gas market
- AGL now has 40% of the Victorian electricity market



Melbourne CBD
Gas
Electricity
Dual Fuel

AGL

FUTURE GAS SUPPLIES



Adelaide
Melbourne
Sydney



2
COMPLETING
ENERGY PLATFORMS

AGL

AGL



POTABLE WATER

3
REDEFINING
THE PORTFOLIO

New Zealand

Telecommunications

Power Generation assets



3
REDEFINING
THE PORTFOLIO

AGL

NGC

- Exited electricity retailing
- Announced sale of power generation assets
- Announced sale of the retail gas business



3
REDEFINING
THE PORTFOLIO

AGL

TELECOMMUNICATIONS

COMindico

- Technology trials successful
- Performing to plan
- Protecting value

TransAct

- Performing satisfactorily
- Part of ACT multi-utility strategy

dingo blue

- Substantially exiting the business



3
REDEFINING
THE PORTFOLIO

AGL

POWER GENERATION

Reviewing opportunities

Hallett & Somerton peakers

- 330MW combined capacity
- Fully commissioned for summer peak

West Australian power generation assets



3
REDEFINING
THE PORTFOLIO

AGL



AGL

4 ENABLING CHANGE



4
ENABLING CHANGE

CORPORATE CONVERSION

- Proprietors approved conversion July 2002
- Three of four conditions precedent satisfied
- Finalising New Zealand clearance
- Conversion expected September 2002

AGL

HIGH PERFORMANCE CULTURE

- Remuneration tied to successful strategy execution
- Strong alignment between employee and Proprietors interests



4

ENABLING CHANGE

AGL

LAST YEAR'S COMMITMENTS

- **Drive existing business** ✔
  - Efficiency
  - Competitive position
- **Optimise capital** ✔
  - Improve operating cash flow
  - Appropriate capital structures
  - Review non-core businesses
- **Focussed growth** ✔
  - Consistent with strategy
  - Support existing businesses
- **Modernisation** ✔
  - 5% Shareholding limitation
  - Corporate conversion

AGL

THE YEAR AHEAD

- **Delivering Maximum Returns**

  Integrating Victorian acquisition

- **Completing Energy Platforms**

  Assessing further opportunities

- **Redefining the portfolio**

  Divesting non-core businesses

- **Enabling change**

  Leveraging IT capability

THE

COMPANY

QUESTION AND ANSWER SESSION

THE COMPANY

RESULTS 2001|2002

AGL

AGL

02 SEP 10

FAXED 22/8/02

Fax Cover Sheet

To:	Australian Stock Exchange	**From:**	Company Secretary's Office
Phone:		**Phone:**	(02) 9922 8680
Fax:	1300 300 021	**Fax:**	(02) 9957 3671
CC:			
Date:	August 22, 2002	**Number of pages:** (including this sheet)	6

MESSAGE:

Re: Replacement of Appendices D1, D2 & D3

Attached are new appendices in landscape format replacing previous versions. With the landscape layout there is now five pages.

Segment Reporting

Segment revenues

	External Sales Revenue		Other External Revenue		Inter-segment revenue		Equity accounted share of net profits		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Energy Networks										
Gas networks	33.6	44.4	1.3	221.6	286.1	303.8	0.0	0.0	321.0	569.8
Electricity networks	48.2	50.0	3.7	0.4	111.6	118.3	0.0	0.0	163.5	168.7
	81.8	94.4	5.0	222.0	397.7	422.1	0.0	0.0	484.5	738.5
Agility	125.5	119.8	0.6	3.6	144.0	124.4	2.5	0.0	272.6	247.8
Energy Sales & Marketing	1,997.3	1,879.5	3.0	29.3	22.3	32.2	(0.2)	0.0	2,022.4	1,941.0
Energy Investments	3.3	2.9	5.1	5.9	0.0	0.0	59.5	36.8	67.9	45.6
Power Generation	9.0	7.8	0.3	0.4	0.6	0.0	0.0	0.0	9.9	8.2
LPG	15.7	23.4	2.1	2.6	0.0	0.0	9.1	2.2	26.9	28.2
New Zealand business	597.1	981.3	209.7	19.4	0.0	0.0	(0.3)	2.4	806.5	1,003.1
Property	3.3	4.2	1.0	36.2	0.1	0.1	0.0	0.0	4.4	40.5
Telecommunications	41.2	29.1	0.4	0.0	0.0	0.0	0.0	0.0	41.6	29.1
Other	31.5	28.7	0.6	3.7	0.0	0.0	0.0	0.0	32.1	32.4
Segment totals	2,905.7	3,171.1	227.8	323.1	564.7	578.8	70.6	41.4	3,768.8	4,114.4
Unallocated items	0.6	0.0	14.4	4.7	1.4	0.0	0.0	0.0	16.4	4.7
	2,906.3	3,171.1	242.2	327.8	566.1	578.8	70.6	41.4	3,785.2	4,119.1
Less: eliminations	0.0	0.0	0.0	0.0	(566.1)	(578.8)	0.0	0.0	(566.1)	(578.8)
	2,906.3	3,171.1	242.2	327.8	0.0	0.0	70.6	41.4	3,219.1	3,540.3

Revenue is principally derived from:

(i) *Energy Networks* - distribution of gas and electricity.

Agility - provision of infrastructure management and maintenance services.

Energy Sales & Marketing - sale of natural gas and electricity.

Energy Investments - investments in pipeline and energy utility entities.

Power Generation - generation and sale of electricity.

LPG - extraction and sale of LPG and investment in a joint venture entity involved in the LPG industry.

New Zealand business - investments in New Zealand entities involved in the gas and electricity industries.

Property - sale and rental of properties.

Telecommunications - investment in entities involved in the telecommunications industry.

Other - business development activities and Chilean gas business.

(ii) Inter-segment pricing is made on an "arms-length", commercial basis.

Segment Reporting (continued)

Segment results - profits/(losses)

	Segment results - profits/(losses)		Depreciation and amortisation		Other non-cash expenses	
	2002	2001	**2002**	2001	**2002**	2001
	$m	$m	**$m**	$m	**$m**	$m
Energy Networks						
Gas networks	**151.3**	222.0	**41.8**	40.5	**1.7**	3.1
Electricity networks	**60.8**	70.7	**28.3**	27.5	**1.4**	2.0
	212.1	292.7	**70.1**	68.0	**3.1**	5.1
Agility	**43.3**	28.4	**1.3**	1.1	**17.1**	14.5
Energy Sales & Marketing	**100.1**	115.4	**11.2**	11.4	**13.3**	17.8
Energy Investments	**62.7**	39.7	**0.0**	0.0	**0.0**	0.0
Power Generation	**3.0**	(0.3)	**1.8**	1.5	**0.1**	3.0
LPG	**15.1**	13.6	**0.2**	0.1	**1.5**	0.6
New Zealand business	**104.4**	(164.7)	**113.6**	96.4	**0.6**	219.2
Property	**(2.8)**	20.5	**1.0**	1.1	**1.1**	0.4
Telecommunications	**(55.6)**	(33.4)	**1.9**	2.1	**47.3**	23.9
Other	**(5.9)**	(4.6)	**5.2**	5.7	**7.2**	2.1
Segment totals	**476.4**	307.3	**206.3**	187.4	**91.3**	286.6
Unallocated items	**0.2**	(12.0)	**13.5**	10.8	**9.3**	6.8
	476.6	295.3	**219.8**	198.2	**100.6**	293.4
Less: borrowing costs	**(172.2)**	(181.9)				
Profit from ordinary activities before income tax	**304.4**	113.4				
Income tax attributable to ordinary activities	**(102.2)**	(76.9)				
Profit from ordinary activities after income tax	**202.2**	36.5				

Profit from ordinary activities before borrowing costs includes the significant items detailed in Attachment A, as allocated to relevent segments.

(i)	Energy Networks	
	Gas networks	$nil (2001 $49.3 million)
(ii)	Agility	$(3.2) *million (2001 $nil)*
(iii)	Energy Sales & Marketing	$(2.1) million (2001 $5.0 million)
(iv)	New Zealand business	$(33.2) million (2001 $(267.6) million)
(v)	Property	$(0.4) million (2001 $20.8 million)
(vi)	Telecommunications	$(42.1) million (2001 $(22.2) million)
(vii)	Other	$(0.4) million (2001 $nil)
(viii)	Unallocated	$5.9 million (2001 $(9.4) million)

Segment Reporting (continued)

Segment assets and liabilities

	Assets		Liabilities		Equity accounted investments *		Acquisition of non-current assets *	
	2002	2001	2002	2001	2002	2001	2002	2001
	$m	$m	$m	$m	$m	$m	$m	$m
Energy Networks								
Gas networks	**1,173.9**	1,170.4	**187.3**	203.3	**0.0**	0.0	**55.5**	212.3
Electricity networks	**1,110.6**	1,098.1	**67.8**	69.4	**0.0**	0.0	**33.8**	37.2
	2,284.5	2,268.5	**255.1**	272.7	**0.0**	0.0	**89.3**	249.5
Agility	**54.4**	58.4	**70.2**	65.2	**0.0**	0.0	**8.1**	5.4
Energy Sales & Marketing	**785.9**	694.4	**419.8**	409.9	**0.0**	0.3	**12.0**	13.2
Energy Investments	**372.1**	386.9	**23.8**	19.7	**368.1**	380.6	**0.0**	0.0
Power Generation	**271.2**	72.3	**29.8**	9.0	**0.0**	0.0	**189.3**	23.8
LPG	**112.0**	102.9	**2.3**	4.4	**76.5**	67.3	**2.5**	0.1
New Zealand business	**1,691.0**	1,868.3	**932.4**	1,013.6	**2.0**	127.9	**62.6**	79.3
Property	**72.2**	98.8	**10.6**	16.7	**0.0**	0.0	**2.8**	13.1
Telecommunications	**105.5**	101.4	**6.9**	20.3	**0.0**	0.0	**3.4**	43.8
Other	**163.0**	183.6	**71.2**	75.6	**0.0**	0.0	**10.4**	36.5
Segment totals	**5,911.8**	5,835.5	**1,822.1**	1,907.1	**446.6**	576.1	**380.4**	464.7
Unallocated items	**104.7**	167.7	**1,866.0**	1,987.8	**0.0**	0.0	**38.8**	24.0
Consolidated total	**6,016.5**	6,003.2	**3,688.1**	3,894.9	**446.6**	576.1	**419.2**	488.7

* included in Assets total

Segment Reporting (continued)

Funds employed

	Energy Networks: Gas networks	Energy Networks: Electricity networks	Agility	Energy Sales & Marketing	Energy Investments	Power Generation	LPG	New Zealand business	Property	Telecom-munications	Other
	2002	2002	2002	2002	2002	2002	2002	2002	2002	2002	2002
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Current assets											
Cash	0.0	0.0	0.4	5.5	0.0	0.0	0.0	0.6	0.0	0.4	5.0
Receivables	2.8	9.9	22.6	479.1	0.0	3.3	32.5	131.4	6.0	0.0	6.5
Inventories	0.0	0.0	4.9	6.7	0.0	0.3	0.0	8.0	0.0	0.0	1.8
Property, plant and equipment	2.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	8.5	0.0	0.0
Intangibles	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.1	0.1	0.1	26.9	0.0	0.8	0.0	54.7	0.9	0.0	0.0
Non-current assets											
Receivables	0.0	0.0	0.0	0.6	0.0	0.0	0.0	0.3	14.3	0.0	2.5
Inventories	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity accounted investments	0.0	0.0	0.0	0.0	368.1	0.0	76.5	2.0	0.0	0.0	0.0
Other financial assets	0.0	0.0	0.0	0.0	0.0	11.9	0.0	133.3	0.0	98.0	0.0
Property, plant and equipment	944.1	489.0	10.8	30.2	0.0	247.9	3.0	1,140.6	40.8	0.0	121.4
Intangibles	0.0	577.6	0.0	196.5	0.0	0.0	0.0	94.5	0.0	0.0	20.3
Deferred expenditure	220.8	29.9	0.0	13.3	0.0	2.9	0.0	11.4	0.0	0.0	0.8
Tax assets	2.2	1.3	10.4	27.1	4.0	4.1	0.0	32.5	1.7	7.1	4.7
Other	1.8	2.8	5.2	0.0	0.0	0.0	0.0	81.7	0.0	0.0	0.0
Total assets	1,173.9	1,110.6	54.4	785.9	372.1	271.2	112.0	1,691.0	72.2	105.5	163.0
Current liabilities											
Payables	3.5	9.9	21.2	280.6	0.0	20.7	0.2	105.5	1.9	2.4	8.4
Provisions	6.5	1.2	14.9	30.1	0.0	0.1	0.0	8.8	1.2	4.5	0.9
Tax liabilities	0.0	1.0	15.4	6.4	16.6	0.5	1.9	8.1	2.6	0.0	0.0
Unearned revenue	0.0	0.2	0.0	8.4	0.0	0.1	0.0	0.4	0.7	0.0	0.0
Non-current liabilities											
Payables	0.0	0.0	0.0	12.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Provisions	0.2	0.0	18.5	32.6	0.0	0.0	0.0	0.0	0.5	0.0	0.3
Tax liabilities	177.1	55.5	0.0	49.5	7.2	8.4	0.2	83.1	2.7	0.0	1.9
Unearned revenue	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.4	1.0	0.0	0.0
Funds employed	986.6	1,042.8	(15.6)	366.1	348.3	241.4	109.7	1,482.7	61.6	98.6	151.5
Guarantee support	0.0	0.0	12.7	247.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Segment Reporting (continued)

Funds employed

	Energy Networks: Gas networks	Energy Networks: Electricity networks	Agility	Energy Sales & Marketing	Energy Investments	Power Generation	LPG	New Zealand business	Property	Telecom-munications	Other
	2002	2002	2002	2002	2002	2002	2002	2002	2002	2002	2002
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Profit from ordinary activities before borrowing costs and significant items											
Before income tax	151.3	60.8	46.5	102.2	62.7	3.0	15.1	137.6	(2.4)	(13.5)	(5.5)
After income tax	112.7	41.7	35.9	68.5	46.3	2.1	13.3	81.0	3.2	(9.7)	(7.8)
Profit from ordinary activities before borrowing costs and significant items/funds employed* (%)											
Before income tax	15.5	5.9	n/a	31.4	17.5	1.9	14.5	9.1	n/a	n/a	n/a
After income tax	11.5	4.0	n/a	21.1	12.9	1.4	12.8	5.4	4.5	n/a	n/a
Profit from ordinary activities before borrowing costs and significant items/funds employed including guarantee support* (%)											
Before income tax	15.5	5.9	n/a	16.1	17.5	1.9	14.5	8.7	n/a	n/a	n/a
After income tax	11.5	4.0	n/a	10.8	12.9	1.4	12.8	5.1	4.5	n/a	n/a

* Weighted where appropriate.

Geographical segments

	External Revenues		Assets		Acquisition of non-current assets	
	2002	2001	2002	2001	2002	2001
	$m	$m	$m	$m	$m	$m
Australia	2,309.6	2,465.8	4,162.5	3,951.3	346.2	372.9
New Zealand	806.8	1,000.7	1,691.0	1,868.3	62.6	79.3
Other	32.1	32.4	163.0	183.6	10.4	36.5
	3,148.5	3,498.9	6,016.5	6,003.2	419.2	488.7

There was no material inter-segment revenue.

AGL

Fax Cover Sheet

TO:	Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	August 22, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	2

MESSAGE:

Annual General Meeting

Attached is a notice of AGL's Annual General Meeting date for 2002.

AGL

Formed in
New South Wales in
1837 with limited liability

111 Pacific Highway North Sydney
PO Box 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

23 August 2002

The Manager, Companies
The Australian Stock Exchange Limited
Exchange Centre
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

ANNUAL GENERAL MEETING

For the purpose of Listing Rule 3.13, I confirm that the Annual General Meeting of The Australian Gas Light Company will be held on Tuesday, 15 October 2002.

Yours faithfully

LJ Fisk
Company Secretary

The Australian Gas Light Company
Formed in New South Wales in 1837, with limited liability ARBN 052 167 405

AGL Centre 111 Pacific Highway North Sydney NSW 2060
Locked Bag 944 North Sydney NSW 2059
Phone: 02 9922 8257 Facsimile: 02 9922 8465
E-Mail: bgilbert@agl.com.au

FAXED

FACSIMILE TRANSMISSION

TO:	**Australian Stock Exchange**	**DATE:**	30/08/2002
ATTN:	**Company Announcements**	**FAX NO:**	1300 300 021
FROM:	Barry Gilbert Manager Share Registry Services	**PAGES:**	9 (Including this page)

AMENDMENT

Please find following Appendix 3B with amendment to Number of shares issued under the AGL Share Purchase Plan.

RE: **Application for quotation of additional securities**

Please find attached completed 'Appendix 3B – New issue announcement, application for quotation of securities and agreement' covering shares issued under the AGL Share Purchase Plan.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/08/2002

TIME: 16:48:42

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Share Purchase Plan to fund acq.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/08/2002

TIME: 16:29:54

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Partly fund acq of Vic.Businesses Pulse Energy

Formed in New South Wales in 1837, with limited liability ARBN 052 167 405

AGL Centre 111 Pacific Highway North Sydney NSW 2060
Locked Bag 944 North Sydney NSW 2059
Phone: 02 9922 8257 Facsimile: 02 9922 8465
E-Mail: bgilbert@agl.com.au

FAXED

FACSIMILE TRANSMISSION

TO:	**Australian Stock Exchange**	**DATE:**	28/08/2002
ATTN:	**Company Announcements**	**FAX NO:**	1300 300 021
FROM:	Barry Gilbert Manager Share Registry Services	**PAGES:**	9 (Including this page)

RE: Application for quotation of additional securities

Please find attached completed 'Appendix 3B – New issue announcement, application for quotation of securities and agreement' covering shares issued under the AGL Share Purchase Plan.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/08/2002

TIME: 11:52:50

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Media Releases re: Maui Gas Field

AGL

FAXED 28/8/02

Fax Cover Sheet

TO:	Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	August 28, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	4

MESSAGE:

Attached copy of two media releases from AGL's subsidiary NGC relating to Maui Gas Field.

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

28 August 2002

News Media Release

NGC Concludes Agreements with Shell

Natural Gas Corporation Holdings Limited (NGC) said today it had concluded negotiations with Shell New Zealand Limited involving the return to NGC of an entitlement to Maui gas and the acquisition of gas supply contracts.

The agreements comprise:

- a commercial settlement with Shell relating to entitlements to 79.8 petajoules (PJ) of Maui gas which NGC sold in 1992 to its then parent company, Fletcher Challenge Limited, for $22 million. NGC had retained the right to uplift all or part of that entitlement for the original sale price plus holding costs.

  The original agreement with Fletcher Challenge also provided that if NGC's annual contract quantities were reduced due to a redetermination of Maui gas reserves, Fletcher Challenge would, at no cost, transfer the entitlement back to NGC at a level equating to the amount by which NGC's contract quantities are reduced, up to a maximum of 79.8PJ.

  The agreement with Shell involved the transfer to NGC, at no cost, entitlements to 78.9 PJ of gas.

- the acquisition of two contracts to supply Kapuni natural gas to Methanex New Zealand Limited. These contracts have been purchased from former Fletcher Challenge subsidiary, Kapuni Gas Contracts Limited. The two supply contracts represent potential sales of approximately 14PJ a year, although future supply will be subject to any decisions by Methanex regarding its future operations.

NGC Chairman, Mr Greg Martin, said, "The return to NGC of the Maui gas entitlement represents an excellent outcome for NGC and substantially mitigates the impact of the loss of Maui gas to NGC from the redetermination."

He said the return of the Maui gas entitlements was unconditional and not dependent on the outcome of the redetermination.

Contact: Keith FitzPatrick
Communications Manager
Natural Gas Corporation
Phone: 04 – 576 8804
Mobile: 027 – 443 8349

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

28 August 2002

Market Information Services
New Zealand Stock Exchange
Level 9, ASB Bank Tower
2 Hunter Street
Wellington

Dear Sirs

Advice of Partial Shutdown of Maui Field

Please find attached an announcement by Maui Development Limited (MDL), owner of the Maui field, of a partial shutdown of Maui facilities in November 2002 that will constrain deliverability.

NGC notes MDL's expectation that residential and most industrial and commercial customers will not be impacted during this period of constrained deliverability, but that there will be reduced gas availability for thermal electricity generation. NGC will liaise closely with MDL and its customers in the lead up to, and during, the partial shutdown.

Steve Bielby
Director Corporate Services

Maui Development Limited

MEDIA STATEMENT
For Immediate Release
27 August 2002

Maui Gas Field: November 2002 Gas Supply Constraint

Maui Development Limited (MDL) today advised that a program of inspection and maintenance on the Maui gas field infrastructure will be undertaken in November 2002. This program will require phased, partial shutdown of facilities throughout that month. As a result, gas deliverability will be less than the maximum provided for under normal field operations.

The Chairman of MDL, Dr. Lloyd Taylor said that, at this stage, it is estimated that 75-90% of maximum deliverability will be available throughout most of the month.

"However, this prognosis is subject to satisfactory progress in well work-over activity, and reservoir performance in the next two months. Based on current planning, the most critical period of the program will be 16-22 November, when the Maui B production platform will be isolated due to the requirement to replace the emergency shutdown valve in the pipeline connecting to Maui A and to the shore. During this period, available gas deliverability might be further constrained. However, MDL is working to mitigate this risk.

"MDL is working closely with the Crown and major gas users to co-ordinate maintenance activity so that the effects of reduced gas supply will be minimised. We have timed the program of inspection and maintenance to a period when gas demand has dropped below winter peaks. Residential, and most industrial and commercial gas users will not be impacted by the constrained November deliverability, as supply should be more than sufficient for these customers.

"However, the electricity sector may be required to co-ordinate its generating capacity, to minimise the impact of reduced gas availability in thermal power generation. With Maui well into the third and final decade of its productive life, the impacts of field depletion and increased facilities maintenance, place a premium on energy industry co-operation, to ensure that the inherent energy supply chain risks are identified and managed in advance," Dr Taylor said.

In late October, MDL will provide a further update of plans and the status of November gas availability from the Maui field.

ENDS

More information:
Simon King
Corporate Communications Manager, Shell NZ
on behalf of MDL
04 498 0380
027 434 0353

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/08/2002

TIME: 17:04:27

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Seeks Commerce Commission Clearance-Acq UNL Gas Networks

AGL

The Australian Gas Light Company
Formed in New South Wales in 1837, with limited liability ARBN 052 167 40

FACSIMILE

To: Australian Stock Exchange.
From: Company Secretary's Office
Date: 23 . 8. 02

Fax no: 1300 300 021
Tel:
No of pages including cover: 4.

Re: Natural Gas Corporation

This facsimile is a private communication and its contents may be privileged and confidential. The contents are inteded only for the recipient named in this message and any unauthorised use is prohibited. If you do not receive this transmission in full, please contact us on the above number. If you have received this facsimile in error please advise us and destroy your copy. Thank you.

Message:

Attached is a copy of a release to the New Zealand Stock Exchange by AGL's subsidiary, Natural Gas Corporation

AGL Centre 111 Pacific Highway North Sydney ◆ PO Box 944 North Sydney NSW 2059
Telephone 02 9922 0101 Facsimile 02 9957 3671

NATURAL GAS CORPORATION

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 0-4-576 8700
Fax: 0-4-576 8600

19 July 2002

Market Information Services
New Zealand Stock Exchange
Level 9, ASB Bank Tower
2 Hunter Street
Wellington

Dear Sirs

NGC Seeks Commerce Commission Clearance to Acquire UNL Gas Networks

Natural Gas Corporation Holdings Limited (NGC) has today been granted clearance by the Commerce Commission to acquire the natural gas network assets of United Networks Limited (UNL).

A copy of the Commission's media release confirming its decision is attached.

NGC is still to determine the extent to which it will participate in the sale process.

Yours faithfully

Steve Bielby
Director Corporate Services
Natural Gas Corporation
DDI: (04) 576 8658

COMMERCE COMMISSION

Media Release

Issued 23 August 2002-03 / 028

Commission clears National Gas Corporation (NGC) to acquire UnitedNetworks' gas pipeline assets

The Commerce Commission has today cleared Natural Gas Corporation Holdings Limited to acquire the gas pipeline assets of UnitedNetworks Limited.

Commission Chair John Belgrave said the Commission is satisfied that the proposed acquisition would not have, nor would be likely to have, the effect of substantially lessening competition in the North Island markets for the transmission, distribution and retailing of gas in various regional markets. While the acquisition would expand the number of regions in which NGC is vertically integrated, the Commission considered that there were sufficient constraints on the merged entity that the acquisition would be unlikely to give rise to a substantial lessening of competition.

Mr Belgrave added: "The Commission also considered the aggregation of the gas distribution networks in the Whangaparoa area, and concluded that given the current minimal competition at the distribution level, there is no risk of a lessening of competition.

"The Commission considered whether the transaction would reduce the potential for lower gas prices for some customers as a result of bypass pricing, and concluded that the opportunities for bypass in the future were unlikely to be significantly affected.

The Commission will release a public version of its decision shortly. It will be posted onto the Commission's website, www.comcom.govt.nz/adjudication or will be available on request from Catherine Best, (04) 498-0953.

Background

NGC owns and operates the natural gas transmission pipelines in the North Island, is a distributor and retailer of gas in Northland, Waikato, Bay of Plenty, Taupo, Gisborne, Hutt/Mana and Kapiti, and a retailer of gas in Taranaki. NGC also has a 25% interest in the Wanganui/Rangitikei gas distributor and retailer, Wanganui Gas Limited.

UNL owns and operates natural gas distribution pipelines in Auckland, Hawkes Bay, Palmerston North/ Manawatu and Wellington.

Media contact:	Richard Braae, Manager, Market Structure Group,
	Phone work (04) 924 3650, mobile (021) 499 280
	Jackie Maitland, Communications Manager
	Phone work (04) 924 3708, mobile (029) 924 3708

Commission media releases can be viewed on its web site www.comcom.govt.nz